UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF May 2017

TIM S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INTERIM MANAGEMENT

REPORT

AT MARCH 31, 2017

This document has been translated into English for the convenience of the readers.

In the event of discrepancy, the Italian language version prevails.

THE TIM GROUP

THE BUSINESS UNITS

DOMESTIC

The Domestic Business Unit operates as the consolidated market leader in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators.

In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

Olivetti, which is now part of the Business segment of Core Domestic, operates in the area of office products and services for Information Technology.

INWIT S.p.A. operates in the electronic communications infrastructure sector, specifically relating to infrastructure for housing radio transmission equipment for mobile telephone networks, both for TIM and other operators.

CORE DOMESTIC

•       Consumer

•       Business

•       Wholesale

•       Other (INWIT S.p.A. and support structures)

INTERNATIONAL WHOLESALE

Telecom Italia Sparkle group

•       Telecom Italia Sparkle S.p.A.

•       TI Sparkle Ireland Telecommunications group

BRAZIL

The Brazil Business Unit (Tim Brasil group) provides mobile telephone services using UMTS, GSM and LTE technologies. Moreover, with the acquisitions and subsequent integrations into the group of Intelig Telecomunicações, Tim Fiber RJ and Tim Fiber SP, the services portfolio has been extended by offering fiber optic data transmission using full IP technology such as DWDM and MPLS and by offering residential broadband services.	Tim Brasil Serviços e Participações S.A. • Tim Participações S.A. • Intelig Telecomunicações Ltda • Tim Celular S.A.

HIGHLIGHTS – FIRST THREE MONTHS OF 2017

In terms of equity and income, for the first quarter of 2017:

•	Consolidated revenues amounted to 4.8 billion euros, up by 8.5% on the first quarter of 2016 (+2.6% in organic terms).

•	EBITDA amounted to 2.0 billion euros, up by 16.2% on the first quarter of 2016 (+11.4% in organic terms). The Organic EBITDA margin stood at 41.3%, 3.3 percentage points higher than in the first quarter of 2016. EBITDA in the first quarter of 2017 was pulled lower by a total of 24 million euros in non-recurring expenses (77 million euros in the first quarter of 2016, at constant exchange rates), without which the organic change in EBITDA would have been +8.1%, with an EBITDA margin of 41.8%, up 2.1 percentage points compared to the first quarter of 2016.

•	Operating profit (EBIT) was 0.9 billion euros, up 22.9% compared to the first quarter of 2016 (+20.3% in organic terms), as a result of the negative impact of non-recurring net expenses of 24 million euros (76 million euros in the first quarter of 2016, at constant exchange rates), without which the organic change in EBIT would have been +11.8%.

•	Capital expenditures for the first quarter of 2017 totaled 831 million euros (944 million euros compared to the first quarter of 2016), and reflected the continued approach of selectively implementing capital expenditure by identifying projects with higher returns, targeted at innovation and transformation, while also boosting levels of UBB coverage and service quality.

•	Adjusted net financial debt amounted to 25,235 million euros at March 31, 2017, up 116 million euros on December 31, 2016 (25,119 million euros) and reflected the payment of 257 million euros made by the Brazil Business Unit to the consortium that is carrying out the clean up of the 700 MHz spectrum, to which the Business Unit purchased the user rights in 2014. Without that payment, the Adjusted net financial debt would have improved by 141 million euros as a result of the performance of operating activities, which would have more than offset the requirements resulting from financing activities.

Financial highlights

(millions of euros)		1st Quarter	1st Quarter	% Change
		2017	2016	Reported	Organic
Revenues		4,819	4,440	8.5	2.6
EBITDA	(1)	1,990	1,712	16.2	11.4
EBITDA Margin		41.3%	38.6%	2.7 pp
Organic EBITDA Margin		41.3%	38.0%	3.3 pp
EBIT	(1)	865	704	22.9	20.3
EBIT Margin		17.9%	15.9%	2.0 pp
Organic EBIT Margin		17.9%	15.3%	2.6 pp
Profit (loss) from Discontinued operations/Non-current assets held for sale		—	47
Profit (loss) for the period attributable to owners of the Parent		200	433	(53.8)
Capital expenditures (CAPEX)		831	944	(12.0)

		3/31/2017	12/31/2016	Change Amount
Adjusted net financial debt	(1)	25,235	25,119	116

(1)	Details are provided under “Alternative Performance Measures”.

CONSOLIDATED OPERATING PERFORMANCE

Revenues

Revenues amounted to 4,819 million euros in the first quarter of 2017, up 8.5% from 4,440 million euros in the first quarter of 2016. The increase of 379 million euros was attributable to the Brazil Business Unit (284 million euros) and the Domestic Business Unit (99 million euros).

In terms of organic change, consolidated revenues rose by 2.6% (+121 million euros), and were calculated as follows:

(millions of euros)	1st Quarter	1st Quarter	Change
	2017	2016	amount	%
REPORTED REVENUES	4,819	4,440	379	8.5
Foreign currency financial statements translation effect		258	(258)
Changes in the scope of consolidation		—	—
ORGANIC REVENUES	4,819	4,698	121	2.6

Exchange rate fluctuations (1) were essentially attributable to the Brazil Business Unit; there were no material changes in the scope of consolidation (2).

The breakdown of revenues by operating segment is the following:

(millions of euros)	1st Quarter 2017		1st Quarter 2016		Change
		% of total		% of total	amount	%	% organic
Domestic	3,647	75.7	3,548	79.9	99	2.8	2.7
Core Domestic	3,395	70.5	3,310	74.5	85	2.6	2.6
International Wholesale	310	6.4	311	7.0	(1)	(0.3)	(1.3)
Brazil	1,181	24.5	897	20.2	284	31.7	2.5
Other Operations	—	—	6	0.1	(6)
Adjustments and eliminations	(9)	(0.2)	(11)	(0.2)	2

Consolidated Total	4,819	100.0	4,440	100.0	379	8.5	2.6

EBITDA

EBITDA totaled 1,990 million euros (1,712 million euros in the first quarter of 2016), increasing by 278 million euros (+16.2%) compared to the first quarter of 2016; the EBITDA margin was 41.3% (38.6% in the first quarter of 2016; +2.7 percentage points).

Organic EBITDA was up 204 million euros (+11.4%) compared to the first quarter of 2016; the EBITDA margin rose by 3.3 percentage points, from 38.0% in the first quarter of 2016 to 41.3% in the first quarter of 2017.

The TIM Group recorded non-recurring operating expenses totaling 24 million euros for the first quarter of 2017 (77 million euros in the first quarter of 2016, at constant exchange rates). These expenses are connected to events and transactions that by their nature do not occur continuously in the normal course of operations, and have been shown because their amount is significant. They essentially consist of expenses from corporate restructuring and reorganization processes and business transactions.

(1)	The average exchange rates used for the translation into euro (expressed in terms of units of local currency per 1 euro) were 1.06480 for the US dollar in the first quarter of 2017 and 1.10220 in the first quarter of 2016. For the Brazilian real, the average exchange rates used were 3.34707 in the first quarter of 2017 and 4.29753 in the first quarter of 2016. The effect of the change in exchange rates is calculated by applying the foreign currency translation rates used for the current period to the period under comparison.
(2)	The change in the scope of consolidation has been calculated by excluding the contribution of the companies that have exited from the comparison figure and adding in the estimated contribution of any companies entering the scope of consolidation.

Without these expenses, the organic change in EBITDA would have been +8.1%, with an EBITDA margin of 41.8%, up 2.1 percentage points on the first quarter of 2016. Further details are provided in the section “Significant non-recurring events and transactions” in this Interim Management Report at March 31, 2017 of the TIM Group.

The positive performance of EBITDA, both in amounts and in terms of EBITDA margin, reflects the benefits from the cost recovery plan actions, started in the second quarter of 2016 by the Domestic Business Unit and in the third quarter of 2016 by the Brazil Business Unit, that, at constant exchange rates, have sustained and augmented the effects of the above-mentioned increase in revenues.

Organic EBITDA is calculated as follows:

(millions of euros)	1st Quarter	1st Quarter	Change
	2017	2016	amount	%
REPORTED EBITDA	1,990	1,712	278	16.2
Foreign currency financial statements translation effect		74	(74)
Changes in the scope of consolidation		—	—
ORGANIC EBITDA	1,990	1,786	204	11.4
of which non-recurring income/(expenses)	(24)	(75)	51
Foreign currency non-recurring income/(expenses) translation effect		(2)	2
ORGANIC EBITDA excluding non-recurring component	2,014	1,863	151	8.1

Exchange rate fluctuations substantially related to the Brazil Business Unit.

Details of EBITDA and EBITDA Margins by operating segment are as follows:

(millions of euros)	1st Quarter 2017		1st Quarter 2016		Change
		% of total		% of total	amount	%	% organic
Domestic	1,621	81.5	1,461	85.3	160	11.0	10.9
EBITDA Margin	44.4		41.2			3.2 pp	3.2 pp
Brazil	372	18.7	258	15.1	114	44.2	12.6
EBITDA Margin	31.6		28.7			2.9 pp	2.9 pp
Other Operations	(4)	(0.2)	(6)	(0.4)	2
Adjustments and eliminations	1	—	(1)	—	2

Consolidated Total	1,990	100.0	1,712	100.0	278	16.2	11.4

EBITDA Margin	41.3		38.6			2.7 pp	3.3 pp

EBITDA was particularly impacted by the change in the line items analyzed below:

•	Acquisition of goods and services (2,061 million euros; 1,923 million euros in the first quarter of 2016).

(millions of euros)	1st Quarter 2017	1st Quarter 2016	Change
Acquisition of goods	440	420	20
Revenues due to other TLC operators and interconnection costs	498	478	20
Commercial and advertising costs	349	289	60
Power, maintenance and outsourced services	332	305	27
Rent and leases	197	166	31
Other service expenses	245	265	(20)

Total acquisition of goods and services	2,061	1,923	138

EBITDA Margin	42.8	43.3	(0.5)pp

The overall increase in Acquisition of goods and services included an exchange rate effect of 135 million euros relating to the Brazil Business Unit, without which this item would have shown an increase of 3 million euros.

•	Employee benefits expenses (760 million euros; 848 million euros in the first quarter of 2016).

(millions of euros)	1st Quarter 2017	1st Quarter 2016	Change
Employee benefits expenses - Italy	665	753	(88)
Ordinary employee expenses and costs	660	688	(28)
Restructuring and other expenses	5	65	(60)
Employee benefits expenses – Outside Italy	95	95	—
Ordinary employee expenses and costs	95	87	8
Restructuring and other expenses	—	8	(8)

Total employee benefits expenses	760	848	(88)

EBITDA Margin	15.8	19.1	(3.3) pp

The main factors that drove this change were:

•	a decrease of 28 million euros in the Italian component of ordinary employee expenses link to the reduction of 1,567 people, in terms of average salaried workforce;

•	the recognition of non-recurring expenses (provisions to Employee benefits and Sundry expenses) by the Parent and by Telecom Italia Sparkle for a total of 5 million euros, essentially related to the amounts for the aggregations of the INPS Italian pension positions following the request submitted by the interested parties for the application of Article 4 of the “Fornero Law”.

In the first quarter of 2016 provisions were made for non-recurring expenses for the application of Article 4 of the Fornero Law to executive and non-executive personnel, for a total of 65 million euros, (of which 38 million euros for the Parent and 27 million euros for TI Information Technology - later merged into TIM S.p.A., and Olivetti);

•	a substantially unchanged figure for the component outside Italy of employee benefits expenses resulting from the balance of the exchange rate effect (essentially related to the Brazil Business Unit, which resulted in higher costs of around 25 million euros) and the lower cost related to the reduction in the average workforce by 2,489 average employees.

•	Other operating income (78 million euros; 47 million euros in the first quarter of 2016).

(millions of euros)	1st Quarter 2017	1st Quarter 2016	Change
Late payment fees charged for telephone services	17	13	4
Recovery of employee benefit expenses, purchases and services rendered	5	8	(3)
Capital and operating grants	13	8	5
Damage compensation, penalties and sundry recoveries	10	4	6
Partnership agreements	19	—	19
Other income	14	14	—

Total	78	47	31

Other income consisted of the impacts of the contribution fees regulated by partnership agreements signed with several leading technology suppliers. These agreements are aimed at developing the collaboration between the parties, in order to strengthen and stabilize the business and industrial relationship over time, to actively contribute to TIM’s marketing plan for the development and use of several strategic services in Italy and in Brazil.

In the first quarter of 2017, the amount for the partnership agreements was 19 million euros.

•	Other operating expenses (273 million euros; 247 million euros in the first quarter of 2016).

(millions of euros)	1st Quarter 2017	1st Quarter 2016	Change
Write-downs and expenses in connection with credit management	97	85	12
Provision charges	30	21	9
TLC operating fees and charges	93	88	5
Indirect duties and taxes	26	25	1
Penalties, settlement compensation and administrative fines	9	15	(6)
Association dues and fees, donations, scholarships and traineeships	4	4	—
Sundry expenses	14	9	5

Total	273	247	26

The overall increase in Other operating expenses included an exchange rate effect of 32 million euros relating to the Brazil Business Unit, without which this item would have shown a decrease of 6 million euros.

Depreciation and amortization

Details are as follows:

(millions of euros)	1st Quarter 2017	1st Quarter 2016	Change
Amortization of intangible assets with a finite useful life	457	418	39
Depreciation of property, plant and equipment – owned and leased	672	591	81

Total	1,129	1,009	120

Impairment reversals (losses) on non-current assets

In the first quarter of 2017, this item amounted to zero (2 million euros in the first quarter of 2016).

In accordance with IAS 36, goodwill is not subject to amortization, but is tested for impairment annually or more frequently, whenever specific events or circumstances occur that may indicate an impairment. At March 31, 2017, no external or internal events were identified giving reason to believe a new impairment test was required and amounts of goodwill allocated to the individual Cash Generating Units were therefore confirmed.

EBIT

EBIT totaled 865 million euros (704 million euros in the first quarter of 2016), increasing by 161 million euros (+22.9%) compared to the first quarter of 2016; the EBIT margin was 17.9% (15.9% in the first quarter of 2016, +2.0 percentage points).

Organic EBIT was up 146 million euros (+20.3%), with an organic EBIT margin of 17.9% (15.3% in the first quarter of 2016).

EBIT for the first quarter of 2017 reflected the negative impact of non-recurring net expenses totaling 24 million euros (76 million euros in the first quarter of 2016, at constant exchange rates). Without these non-recurring net expenses, the organic change in EBIT would have been a positive 94 million euros (+11.8%), with an EBIT margin of 18.4% (up 1.5 percentage points compared to the first quarter of 2016).

Organic EBIT is calculated as follows:

(millions of euros)	1st Quarter	1st Quarter	Change
	2017	2016	amount	%
REPORTED EBIT	865	704	161	22.9
Foreign currency financial statements translation effect		15	(15)
Changes in the scope of consolidation		—	—
ORGANIC EBIT	865	719	146	20.3
of which non-recurring income/(expenses)	(24)	(74)	50
foreign currency non-recurring income/(expenses) translation effect		(2)	2
ORGANIC EBIT excluding non-recurring component	889	795	94	11.8

Exchange rate fluctuations were essentially attributable to the Brazil Business Unit.

Finance income (expenses), net

Finance income (expenses) showed an increase in net expenses of 358 million euros, moving from 26 million euros for the first quarter of 2016 to 384 million euros for the first quarter of 2017.

The figure for the first quarter of 2017 reflected:

•	the absence of the positive impact, for 328 million euros, relating to the fair value measurement through profit and loss – performed separately to its liability component – of the embedded option included in the mandatory convertible bond issued by Telecom Italia Finance S.A. at the end of 2013, for 1.3 billion euros (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of TIM S.p.A.”);

•	the effects of the decline, compared to the first quarter of 2016, in several non-monetary items – of a valuation and accounting nature, linked in particular to derivatives;

•	lower finance expenses due to the reduction in the Group’s debt exposure and in interest rates.

Income tax expense

This item amounted to 256 million euros, up 35 million euros on the first quarter of 2016 (221 million euros). The tax expense for the first quarter of 2017 included a provision of 93 million euros for several disputes with the tax authorities; this additional expense was offset by the reduction primarily linked to the lower tax base of the Parent TIM S.p.A..

Profit (loss) for the period

This item was broken down as follows:

(millions of euros)	1st Quarter 2017	1st Quarter 2016
Profit (loss) for the period	225	504
Attributable to:
Owners of the Parent:
Profit (loss) from continuing operations	200	436
Profit (loss) from Discontinued operations/Non-current assets held for sale	—	(3)
Profit (loss) for the period attributable to owners of the Parent	200	433
Non-controlling interests:
Profit (loss) from continuing operations	25	21
Profit (loss) from Discontinued operations/Non-current assets held for sale	—	50
Profit (loss) for the period attributable to non-controlling interests	25	71

Profit for the first quarter of 2017 attributable to the Owners of the Parent amounted to 200 million euros (433 million euros in the first three months of 2016) and was impacted by non-recurring net expenses of 115 million euros. On a like-for-like basis – i.e. without including the non-recurring items and, in the first quarter of 2016, the positive impact of the fair value measurement of the embedded option in the mandatory convertible bond and, in the first quarter of 2017, an allocation to provisions for non-operational risks relating to disputes with the tax authorities – the Profit attributable to the Owners of the Parent for the first quarter of 2017 was over 50 million euros higher than the figure for the same period of the previous year.

FINANCIAL AND OPERATING HIGHLIGHTS OF THE BUSINESS UNITS OF THE TIM GROUP

DOMESTIC

(millions of euros)	1st Quarter 2017	1st Quarter 2016	Change
			amount	%	% organic
Revenues	3,647	3,548	99	2.8	2.7
EBITDA	1,621	1,461	160	11.0	10.9
EBITDA Margin	44.4	41.2		3.2 pp	3.2 pp
EBIT	787	662	125	18.9	18.7
EBIT Margin	21.6	18.7		2.9 pp	2.9 pp
Headcount at period end (number)	51,163	(1) 51,280	(117)	(0.2)

(1)	Headcount at December 31, 2016

Fixed

	3/31/2017	12/31/2016	3/31/2016
Physical accesses at period end (thousands) (1)	19,040	18,963	19,145
of which Retail physical accesses at period end (thousands)	11,230	11,285	11,602
Broadband accesses at period end (thousands) (2)	9,435	9,206	8,955
of which Retail broadband accesses at period end (thousands)	7,310	7,191	7,067
Network infrastructure in Italy:
copper access network (millions of km – pair, distribution and connection)	114.4	114.4	114.3
access and carrier network in optical fiber (millions of km - fiber)	13.0	12.6	10.9
Total traffic:
Minutes of traffic on fixed-line network (billions):	16.4	69.1	18.2
Domestic traffic	13.5	55.6	14.8
International traffic	2.9	13.5	3.4
Broadband traffic (PBytes) (3)	1,762	5,774	1,312

(1)	Does not include full-infrastructured OLOs and Fixed Wireless Access (FWA).
(2)	Does not include LLU and NAKED, satellite and full-infrastructured OLOs and Fixed Wireless Access (FWA).
(3)	DownStream and UpStream traffic volumes.

Mobile

	3/31/2017	12/31/2016	3/31/2016
Lines at period end (thousands) (1)	29,417	29,617	29,846
Change in lines (%)	(0.7)	(1.3)	(0.5)
Churn rate (%) (2)	5.9	22.8	5.6
Total traffic:
Outgoing retail traffic (billions of minutes)	11.8	44.9	11.0
Incoming and outgoing retail traffic (billions of minutes)	18.2	69.6	16.9
Browsing Traffic (PBytes) (3)	80.1	258.5	56.6
Average monthly revenues per line (in euros) (4)	12.0	12.4	11.6

(1)	the figure includes the SIM cards used on platforms for delivering Machine-to-Machine services.
(2)	The data refer to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.
(3)	National traffic excluding roaming.
(4)	The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

Revenues

Revenues came to 3,647 million euros for the first quarter of 2017 and were up by 99 million euros (+2.8%), compared to the first quarter of 2016, continuing the trend of improvement seen in the previous year (fourth quarter 2016 +2.5%, third quarter +1.0%, second quarter -1.2%, first quarter -2.3%). The same performance was seen for revenues from services, amounting to 3,342 million euros, essentially in line with the same period of 2016 (-10 million euros, -0.3%; 0% on the same number of calendar days, i.e. by normalizing the days of the 2016 leap year).

In detail:

•	revenues from Fixed-line services amounted to 2,424 million euros and were down 59 million euros on the first quarter of 2016 (-2.4%), continuing the trend of steady recovery already seen in the previous quarters (-3.0% in the fourth quarter of 2016, -3.6% in the third quarter, -4.8% in the second quarter). The decline was entirely attributable to the reduction in revenues from voice services (-100 million euros due to the reduction in traditional accesses), as well as the reduction in the regulated prices for several wholesale services (-24 million euros). These effects were partially offset by the continued growth in revenues from innovative data connectivity services (+46 million euros, +10.4%, driven by the growth in Broadband and Ultra-Broadband customers) and ICT solutions (+16 million euros, +11.3%). In particular, in the first quarter of 2017, the number of Ultra-Broadband customers increased by 230 thousand;

•	revenues from services in the Mobile business came to 1,083 million euros, an increase of 24 million euros compared to the same period of the previous year (+2.2%; +3.1% based on the same number of calendar days); this growth was also driven by the increase in LTE customers, who represented 68% of the total Internet Mobile customers (62% at the end of 2016). This continued the trend of stable positive performance already seen in the previous quarters (+3.0% in the fourth quarter of 2016, +1.1% in the third quarter, +0.7% in the second quarter, and +0.6% in the first quarter).

Revenues from product sales, including the change in work in progress, amounted to 305 million euros in the first quarter of 2017, up by 109 million euros compared to the first quarter of 2016. This performance was driven by the sales of smartphones and connected devices (smart TVs, modems, set top boxes, etc.).

EBITDA

EBITDA for the Domestic Business Unit totaled 1,621 million euros for the first quarter of 2017, up by 160 million euros compared to the first quarter of 2016 (+11%), with an EBITDA margin of 44.4% (+3.2 percentage points compared to the same period of the previous year). In organic terms, the increase was 10.9%. The first quarter of 2017 reflected the negative impact of non-recurring expenses totaling 24 million euros (67 million euros for the same period of the previous year), relating to costs for termination benefits and dispute settlement costs.

Without these expenses, the organic change in EBITDA would have been 7.6%, with an EBITDA margin of 45.1%, up 2.0 percentage points on the first quarter of 2016.

Organic EBITDA is calculated as follows:

(millions of euros)	1st Quarter 2017	1st Quarter 2016	Change
			amount	%
REPORTED EBITDA	1,621	1,461	160	11.0
Foreign currency financial statements translation effect	—	1	(1)
Changes in the scope of consolidation	—	—	—
ORGANIC EBITDA	1,621	1,462	159	10.9
of which non-recurring income/(expenses)	(24)	(67)	43
ORGANIC EBITDA excluding non-recurring component	1,645	1,529	116	7.6

This performance improvement was attributable to the significant reduction in operating expenses, broken down as follows with reference to the main cost items.

(millions of euros)	1st Quarter 2017	1st Quarter 2016	Change
Acquisition of goods and services	1,440	1,450	(10)
Employee benefits expenses	669	756	(87)
Other operating expenses	137	138	(1)

The EBITDA performance, in addition to the improvement in sales earnings and the revenue performance, also reflected the positive impacts achieved by the program of cost transformation and simplification of business processes, which started to have an effect from the second quarter of 2016. In particular, for the first time in the first quarter of 2017, the proportion of market-driven costs was higher than process-driven costs, confirming the focus on customers and the importance given to sales drives.

In detail:

•	Acquisition of goods and services fell by 10 million euros compared to the first quarter of 2016, despite higher product purchase costs (+83 million euros) directly related to the growth in the associated revenues (+109 million euros). Without the costs for products sales, the reduction was 93 million euros, which was achieved without reducing sales drives, thanks to control and efficiency improvement measures, particularly on items relating to space occupation, professional and consulting services, management of IT equipment and systems and other general costs;

•	Employee benefits expenses amounted to 669 million euros, down 87 million euros, substantially due to the same factors that affected the Employee benefits expenses at Group level, details of which can be found in the relevant section;

•	Other operating expenses, amounting to 137 million euros, were essentially in line with the first quarter of 2016 (-1 million euros compared to the same period of 2016).

The breakdown of the item is reported in the table below:

(millions of euros)	1st Quarter 2017	1st Quarter 2016	Change
Write-downs and expenses in connection with credit management	78	68	10
Provision charges	5	6	(1)
TLC operating fees and charges	13	12	1
Indirect duties and taxes	22	23	(1)
Sundry expenses	19	29	(10)

Total	137	138	(1)

Other income amounted to 71 million euros and was up 28 million euros compared to the first quarter of 2016, essentially due to the Partnership agreements already discussed in relation to the consolidated operating performance.

EBIT

EBIT for the first quarter of 2017 of the Domestic Business Unit came to 787 million euros (662 million euros in the same period of 2016), up 125 million euros (+18.9%), with an EBIT margin of 21.6% (18.7% in the first quarter of 2016). The EBIT performance mainly reflected the improvement in EBITDA described above. In organic terms, the increase was 18.7%.

EBIT for the first quarter of 2017 was pulled down by a total of 24 million euros in non-recurring expenses (67 million euros for the same period of the previous year), without which the organic change in EBIT would have been 11.1%, with an EBIT margin of 22.2%.

Organic EBIT is calculated as follows:

(millions of euros)	1st Quarter 2017	1st Quarter 2016	Change
			amount	%
REPORTED EBIT	787	662	125	18.9
Foreign currency financial statements translation effect	—	1	(1)
Changes in the scope of consolidation	—	—	—
ORGANIC EBIT	787	663	124	18.7
of which non-recurring income/(expenses)	(24)	(67)	43
ORGANIC EBIT excluding non-recurring component	811	730	81	11.1

Financial highlights of the Domestic Cash Generating Units

The main financial and operating highlights of the Domestic Business Unit are reported according to two Cash Generating units (CGU):

•	Core Domestic: includes all telecommunications activities pertaining to the Italian market. Revenues are broken down in the following tables according to the net contribution of each market segment to the CGU’s results, excluding intrasegment transactions. The sales market segments established on the basis of the “customer centric” organizational model are as follows:

•	Consumer: the segment consists of all Fixed and Mobile voice and Internet services and products managed and developed for individuals and families and of public telephony; customer care, operating credit support, loyalty and retention activities, sales within its remit, and administrative management of customers; the segment includes the companies 4G, Persidera and Noverca.

•	Business: the segment consists of voice, data, and Internet services and products, and ICT solutions managed and developed for small and medium-size enterprises (SMEs), Small Offices/Home Offices (SOHOs), Top customers, the Public Sector, Large Accounts, and Enterprises in the Fixed and Mobile telecommunications markets.

•	Wholesale: the segment consists of the management and development of the portfolio of regulated and unregulated wholesale services for Fixed and Mobile telecommunications operators in the domestic market and Open Access operations connected with delivery and assurance processes for customer services.

•	Other (INWIT S.p.A. and support structures): includes:

•	INWIT S.p.A.: from April 2015, the company has been operating within the Operations area in the electronic communications infrastructure sector, specifically relating to infrastructure for housing radio transmission equipment for mobile telephone networks, both for TIM and other operators;

•	Other Operations units: covering technological innovation and the processes of development, engineering, building and operating network infrastructures, real estate properties and plant engineering;

•	Staff & Other: services carried out by Staff functions and other support activities performed by minor companies of the Group, also offered to the market and other Business Units.

•	International Wholesale – Telecom Italia Sparkle group: includes the activities of the Telecom Italia Sparkle group, which operates in the market for international voice, data and Internet services for fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets.

Key results for the first quarter of 2017 for the Domestic Business Unit are presented in the following tables, broken down by market/business segment and compared to the first quarter of 2016.

Core Domestic

(millions of euros)	1st Quarter 2017	1st Quarter 2016	Change
			amount	%
Revenues	3,395	3,310	85	2.6
Consumer	1,820	1,758	62	3.5
Business	1,120	1,083	37	3.4
Wholesale	419	433	(14)	(3.2)
Other	36	36	—	—
EBITDA	1,583	1,422	161	11.3
EBITDA Margin	46.6	43.0		3.6 pp
EBIT	776	648	128	19.8
EBIT Margin	22.9	19.6		3.3 pp
Headcount at period end (number) (*)	50,382	(1) 50,527	(145)	(0.3)

(1)	Headcount at December 31, 2016
(*)	Includes employees with temp work contracts: No employees at 3/31/2017 (1 employee at 12/31/2016).

In detail:

•	Consumer: revenues for the Consumer segment for the first quarter of 2017 amounted to a total of 1,820 million euros, an increase of 62 million euros compared to the same period of 2016 (+3.5%). This performance continued the trend of recovery already seen in 2016.

In particular:

•	revenues from the Mobile business amounted to 888 million euros and showed growth compared to the first quarter of 2016 (+33 million euros, +3.9%) with revenues from services recording an increase of 24 million euros (+3.2% compared to the first quarter of 2016). This continued the trend of improvement already seen in 2016 (fourth quarter 2016: +3.2%; third quarter: +1.7%) due to the progressive stabilization of market share and the steady growth in Internet mobile and digital services, which sustained the ARPU levels;

•	revenues for the Fixed-line segment amounted to 923 million euros, an increase of 31 million euros compared to the first quarter of 2016 (+3.5%), and an improvement on the final quarter of 2016 (+2.0%), thanks to the growth in the Broadband and Ultra broadband customer base and the strong performance of sales of connected devices, which offset the loss of voice only accesses.

•	Business: revenues for the Business segment amounted to 1,120 million euros, an increase of 37 million euros compared to the first quarter of 2016 (+3.4%).

In detail:

•	revenues from the Mobile business fell by 3 million euros (-1.0% on the first quarter of 2016); specifically, the continuing decline in traditional mobile services (-9.3% in the voice and messaging component compared to the first quarter of 2016) was driven by the shift of customers towards bundled formulas with a lower overall ARPU level and the migration of Public Administration clients towards the new Consip offer (with lower unit prices), and was not entirely offset by the positive performance of new digital services (+8.8% compared to the first quarter of 2016);

•	revenues for the Fixed-line segment increased by 37 million euros (+4.6% on the first quarter of 2016) thanks to the steady growth in revenues from ICT services (+28.8%), which more than offset the reduction in prices and revenues from traditional services and the effects of the technological shift towards VoIP systems.

•	Wholesale: revenues for the Wholesale segment in the first quarter of 2017 came to 419 million euros, down by -14 million euros on the same period of 2016 (-3.2%). The impact on revenues was entirely due to the reduction in regulated prices, which produced a negative impact of 24 million euros, partially offset by the growth in quantities in the NGN, SULL and Colocation segments.

International Wholesale – Telecom Italia Sparkle group

(millions of euros)	1st Quarter 2017	1st Quarter 2016	Change
			amount	%	% organic
Revenues	310	311	(1)	(0.3)	(1.3)
of which third party	261	255	6	2.4	1.2
EBITDA	42	42	—	—	(2.3)
EBITDA Margin	13.5	13.5			(0.2)pp
EBIT	12	14	(2)	(14.3)	(20.0)
EBIT Margin	3.9	4.5		(0.6)pp	(0.9)pp
Headcount at period end (number) (*)	781	(1) 753	28	3.7

(1)	Headcount at December 31, 2016
(*)	Includes employees with temp work contracts: 3 employees at 3/31/2017 (3 employees at 12/31/2016).

Revenues for the Telecom Italia Sparkle group – International Wholesale in the first quarter 2017 totaled 310 million euros, substantially in line with the 2016 first quarter figure (-1 million euros, -0.3%). The result was shaped by the decline in revenues from IP/Data services (-2 million euros, -3.4%) and the growth in revenues from Voice services (+1 million euros, +0.6%).

BRAZIL

	(millions of euros)		(millions of reais)
	1st Quarter 2017	1st Quarter 2016	1st Quarter 2017	1st Quarter 2016	Change
					amount	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d
Revenues	1,181	897	3,951	3,854	97	2.5
EBITDA	372	258	1,247	1,107	140	12.6
EBITDA Margin	31.6	28.7	31.6	28.7		2.9 pp
EBIT	81	49	272	210	62	29.5
EBIT Margin	6.9	5.4	6.9	5.4		1.5 pp
Headcount at period end (number)			9,674	(1) 9,849	(175)	(1.8)

(1)	Headcount at December 31, 2016

	1st Quarter 2017	1st Quarter 2016
Lines at period end (thousands)	61,868	(1) 63,418
MOU (minutes/month) (*)	106.6	118.6
ARPU (reais)	19.0	17.2

(1)	Number at December 31, 2016, including corporate lines
(*)	Net of visitors

Revenues

Revenues for the first quarter of 2017 amounted to 3,951 million reais and were up 97 million reais (+2.5%) year-on-year. Service revenues totaled 3,744 million reais, an increase of 126 million reais compared to 3,618 million reais for the first quarter of 2016 (+3.5%). These results confirm the continued improvement in the trend compared to 2016, with positive growth in both total revenues (+2.5% compared to -1.7% for the fourth quarter of 2016 and -8.9% for the full year 2016) and in revenues from services (+3.5% compared to -0.7% for the fourth quarter of 2016 and -4.3% for the full year 2016).

Mobile Average Revenue Per User (ARPU) for the first quarter of 2017 was 19.0 reais, up on the figure of 17.2 reais for the first quarter of 2016 (+10.5%), due to the general repositioning towards the postpaid segment and new commercial initiatives aimed at increasing data usage and the average spend per customer.

The total number of lines at March 31, 2017 was 61,868 thousand, corresponding to a market share of 25.5% (26% at December 31, 2016). The reduction in the number of lines in the quarter (-1,550 thousand) was entirely attributable to the prepaid segment (-1,995 thousand) and was only partially offset by the growth in the postpaid segment (+445 thousand). Postpaid customers represented 25% of the customer base at March 31, 2017 (20% at March 31, 2016).

Revenues from product sales came to 207 million reais (236 million reais in the first quarter of 2016, -12.3%), reflecting a commercial policy less focused on the sale of handsets, in addition to the impact of the Brazilian macroeconomic crisis on household spending.

EBITDA

EBITDA amounted to 1,247 million reais, up 140 million reais on the first quarter of 2016 (+12.6%). The growth in EBITDA was attributable to the performance of revenues as well as to the benefits from the projects to improve the efficiency of the operating expenses structure started in the second half of 2016, continuing the positive trend and improving on the +5.8% figure recorded in the fourth quarter of 2016.

The EBITDA margin stood at 31.6%, 2.9 percentage points higher than in the first quarter of 2016.

You are also reminded that the employee benefits expenses for the first quarter of 2016 also included non-recurring expenses for termination benefits of 33 million reais.

Even without the impact of these non-recurring expenses, EBITDA for the first quarter of 2017 shows an increase (+9.4%) compared to the first quarter of 2016, with an improvement on the performance recorded in the fourth quarter of 2016 (+2.1%).

The changes in the main cost items are shown below:

	(millions of euros)		(millions of reais)
	1st Quarter 2017	1st Quarter 2016	1st Quarter 2017	1st Quarter 2016	Change
	(a)	(b)	(c)	(d)	(c-d)
Acquisition of goods and services	627	475	2,098	2,043	55
Employee benefits expenses	89	88	298	379	(81)
Other operating expenses	135	111	451	479	(28)
Change in inventories	(8)	(9)	(27)	(40)	13

EBIT

EBIT came to 272 million reais, up 62 million reais compared to the first quarter of 2016. This result benefited from the greater contribution from the EBITDA, which was offset by higher depreciation and amortization (+79 million reais).

CONSOLIDATED FINANCIAL POSITION AND CASH FLOWS PERFORMANCE

NON-CURRENT ASSETS

•	Goodwill: this increased by 16 million euros, from 29,612 million euros at the end of 2016 to 29,628 million euros at March 31, 2017 due to the positive variation in exchange rates for the Brazilian companies (1). Further details are provided in the Note “Goodwill” in the Condensed Consolidated Financial Statements at March 31, 2017 of the TIM Group.

•	Other intangible assets: were up 22 million euros, from 6,951 million euros at the end of 2016 to 6,973 million euros at March 31, 2017, representing the balance of the following items:

•	capex (+327 million euros);

•	amortization charge for the period (-457 million euros);

•	disposals, exchange differences, reclassifications and other changes (for a net positive balance of 152 million euros).

•	Tangible assets: were down 223 million euros, from 16,360 million euros at the end of 2016 to 16,137 million euros at March 31, 2017, representing the balance of the following items:

•	capex (+504 million euros);

•	changes in financial leasing contracts (+15 million euros);

•	depreciation charge for the period (-672 million euros);

•	disposals, exchange differences, reclassifications and other changes (for a net negative balance of 70 million euros).

CONSOLIDATED EQUITY

Consolidated equity amounted to 23.950 million euros (23,553 million euros at December 31, 2016), of which 21,555 million euros attributable to Owners of the Parent (21,207 million euros at December 31, 2016) and 2,395 million euros attributable to non-controlling interests (2,346 million euros at December 31, 2016). In greater detail, the changes in equity were the following:

(millions of euros)	3/31/2017	12/31/2016
At the beginning of the period	23,553	21,333
Correction due to errors	—	(84)
At the beginning of the period revised	23,553	21,249
Total comprehensive income (loss) for the period	386	2,801
Dividends approved by:	—	(204)
TIM S.p.A.	—	(166)
Other Group companies	—	(38)
Issue of equity instruments	2	1
Conversion of the Guaranteed Subordinated Mandatory Convertible Bonds due 2016	—	1,300
Disposal of the Sofora – Telecom Argentina group	—	(1,582)
Other changes	9	(12)
At the end of the period	23,950	23,553

(1)	The spot exchange rate used for the translation into euro of the Brazilian real (expressed in terms of units of local currency per 1 euro) was 3.38734 at March 31, 2017 and 3.43542 at December 31, 2016.

CASH FLOWS

Adjusted net financial debt stood at 25,235 million euros, up 116 million euros compared to December 31, 2016 (25,119 million euros).

The table below summarizes the main transactions that had an impact on the change in adjusted net financial debt during the first quarter of 2017:

Change in adjusted net financial debt

(millions of euros)	1st Quarter 2017	1st Quarter 2016	Change
EBITDA	1,990	1,712	278
Capital expenditures on an accrual basis	(831)	(944)	113
Change in net operating working capital:	(795)	(750)	(45)
Change in inventories	(29)	(87)	58
Change in trade receivables and net amounts due from customers on construction contracts	31	30	1
Change in trade payables (*)	(697)	(566)	(131)
Other changes in operating receivables/payables	(100)	(127)	27
Change in employee benefits	(7)	59	(66)
Change in operating provisions and Other changes	4	(52)	56
Net operating free cash flow	361	25	336
% of Revenues	7.5	0.6	6.9 pp

Sale of investments and other disposals flow	2	707	(705)
Share capital increases/reimbursements, including incidental costs	—	—	—
Financial investments flow	(1)	(9)	8
Dividends payment	—	—	—
Change in financial leasing contracts	(15)	(46)	31
Finance expenses, income taxes and other net non-operating requirements flow	(463)	(500)	37
Reduction/(Increase) in adjusted net financial debt from continuing operations	(116)	177	(293)
Reduction/(Increase) in net financial debt from Discontinued operations/Non-current assets held for sale	—	(38)	38
Reduction/(Increase) in adjusted net financial debt	(116)	139	(255)

(*)	Includes the change in trade payables for amounts due to fixed asset suppliers.

In addition to what has already been illustrated with reference to EBITDA, adjusted net financial debt in the first quarter of 2017 was particularly impacted by the following:

Capital expenditures on an accrual basis

The breakdown of capital expenditures by operating segment is as follows:

(millions of euros)	1st Quarter 2017		1st Quarter 2016		Change
		% of total		% of total
Domestic	631	75.9	778	82.4	(147)
Brazil	200	24.1	166	17.6	34
Other Operations	—	—	—	—	—
Adjustments and eliminations	—	—	—	—	—
Consolidated Total	831	100.0	944	100.0	(113)
% of Revenues	17.2		21.3		(4.1)pp

Capital expenditures in the first quarter of 2017 totaled 831 million euros, down 113 million euros on the first quarter of 2016. In particular:

•	the Domestic Business Unit posted capital expenditures of 631 million euros, a decrease of 147 million euros compared to the first quarter of 2016. This reduction was achieved, despite an increase in innovation expenditure for the development of next-generation networks and services (+24 million euros), thanks to the careful assessment and selection for other types of expenditure.

•	The Brazil Business Unit recorded an increase in capital expenditure of 34 million euros for the first quarter of 2017 (including a positive currency effect of 46 million euros) compared to the first quarter of 2016; capital expenditures for the quarter were mainly aimed at the development of industrial infrastructure.

Change in net operating working capital

The change in net operating working capital for the first quarter 2017 was a decrease of 795 million euros (decrease of 750 million euros in the first quarter 2016). In particular:

•	the change in inventories generated a negative impact of 29 million euros whereas the management of trade receivables generated a positive impact of 31 million euros;

•	the change in trade payables (-697 million euros) includes the payment of around 257 million euros made by the Brazil Business Unit to the consortium that is carrying out the clean up of the 700 MHz spectrum, which the Business Unit purchased the user rights to in 2014. The level of trade payables was also influenced by the seasonal peak in payments for bills payable, due to the concentration of capital expenditure and external costs in the last quarter of the previous year with monetary settlement, usually, occurring in the following quarter;

•	the other changes in operating receivables/payables (-100 million euros) include a negative amount of 174 million euros, for levies on telecommunications operations paid by the Brazil Business Unit – the taxes are normally paid every year by the end of March. This change was partly offset by the performance of other operating payables of the Domestic Business Unit.

Sale of investments and other disposals flow

This item showed a positive figure of 2 million euros for the first quarter of 2017 and related to disposals of assets within the normal operating cycle.

In the first quarter of 2016, it was a positive figure of 707 million euros and essentially related to the sale of the Sofora - Telecom Argentina group that took place on March 8, 2016.

Finance expenses, income taxes and other net non-operating requirements flow

The item amounted to 463 million euros and mainly included the payment, during the first quarter of 2017, of net finance expenses and income taxes, as well as the change in non-operating receivables and payables.

Net financial debt

Net financial debt is composed as follows:

(millions of euros)	3/31/2017	12/31/2016	Change
	(a)	(b)	(a-b)
Non-current financial liabilities
Bonds	21,246	20,369	877
Amounts due to banks, other financial payables and liabilities	7,349	7,656	(307)
Finance lease liabilities	2,430	2,444	(14)
	31,025	30,469	556
Current financial liabilities (*)
Bonds	1,893	2,595	(702)
Amounts due to banks, other financial payables and liabilities	1,496	1,269	227
Finance lease liabilities	198	192	6
	3,587	4,056	(469)
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	—	—	—

Total Gross financial debt	34,612	34,525	87

Non-current financial assets
Securities other than investments	—	(1)	1
Financial receivables and other non-current financial assets	(2,596)	(2,697)	101
	(2,596)	(2,698)	102
Current financial assets
Securities other than investments	(1,069)	(1,519)	450
Financial receivables and other current financial assets	(563)	(389)	(174)
Cash and cash equivalents	(4,461)	(3,964)	(497)
	(6,093)	(5,872)	(221)
Financial assets relating to Discontinued operations/Non-current assets held for sale	—	—	—

Total financial assets	(8,689)	(8,570)	(119)

Net financial debt carrying amount	25,923	25,955	(32)
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(688)	(836)	148
Adjusted net financial debt	25,235	25,119	116
Breakdown as follows:

Total adjusted gross financial debt	32,796	32,574	222

Total adjusted financial assets	(7,561)	(7,455)	(106)

(*) of which current portion of medium/long-term debt:
Bonds	1,893	2,595	(702)
Amounts due to banks, other financial payables and liabilities	947	670	277
Finance lease liabilities	198	192	6

The financial risk management policies of the TIM Group are aimed at minimizing market risks, fully hedging exchange rate risk, and optimizing interest rate exposure through appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying, which is hedged.

In addition, to determine its exposure to interest rates, the Group sets an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that composition. Taking into account the Group’s operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, at a range of 65% - 75% for the fixed-rate component and 25% - 35% for the variable-rate component.

In managing market risks, the Group has adopted Guidelines for the “Management and control of financial risk” and mainly uses IRS and CCIRS derivative financial instruments.

To provide a better representation of the true performance of Net Financial Debt, from 2009, in addition to the usual indicator (renamed “Net financial debt carrying amount”), a measure called “Adjusted net financial debt” has also been shown, which neutralizes the effects caused by the volatility of financial markets. Given that some components of the fair value measurement of derivatives (contracts for setting the exchange and interest rate for contractual flows) and derivatives embedded in other financial instruments do not result in actual monetary settlement, the “Adjusted net financial debt” excludes these purely accounting and non-monetary effects (including the effects resulting from the introduction of IFRS 13 – Fair Value Measurement from January 1, 2013) from the measurement of derivatives and related financial assets/liabilities.

Sales of receivables to factoring companies

Sales of trade receivables to factoring companies finalized during the first quarter of 2017 resulted in a positive effect on net financial debt at March 31, 2017 of 783 million euros (1,091 million euros at December 31, 2016).

Gross financial debt

Bonds

Bonds at March 31, 2017 were recorded for a total of 23,139 million euros (22,964 million euros at December 31, 2016). Their nominal repayment amount was 22,781 million euros, up 364 million euros compared to December 31, 2016 (22,417 million euros).

Changes in bonds over the first quarter of 2017 are shown below:

(millions of original currency)	Currency	Amount	Issue date
New issues
Telecom Italia S.p.A. 1,000 million euros 2.500% maturing 7/19/2023	Euro	1,000	1/19/2017

(millions of original currency)	Currency	Amount	Repayment date
Repayments
Telecom Italia S.p.A. 545 million euros 7.000% (1)	Euro	545	1/20/2017

(1)	Net of buybacks by the Company of 455 million euros during 2015.

With reference to the Telecom Italia S.p.A. 2002–2022 bonds, reserved for subscription by employees of the Group, the nominal amount at March 31, 2017 was 200 million euros, down 1 million euros compared to December 31, 2016 (201 million euros).

Revolving Credit Facility and Term Loan

The following table shows the composition and the draw down of the committed credit lines available at March 31, 2017:

(billions of euros)	3/31/2017		12/31/2016
	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring May 2019	4.0	—	4.0	—
Revolving Credit Facility – expiring March 2020	3.0	—	3.0	—

Total	7.0	—	7.0	—

TIM has two syndicated Revolving Credit Facilities for amounts of 4 billion euros and 3 billion euros expiring May 24, 2019 and March 25, 2020 respectively, both not yet drawn down.

TIM also has:

•	a bilateral Term Loan from Banca Regionale Europea expiring July 2019 for 200 million euros, drawn down for the full amount;

•	a bilateral Term Loan from Cassa Depositi e Prestiti expiring April 2019, for 100 million euros, drawn down for the full amount;

•	two bilateral Term Loans from Mediobanca respectively for 200 million euros expiring in November 2019 and 150 million euros expiring in July 2020, drawn down for the full amount;

•	a bilateral Term Loan from ICBC expiring July 2020 for 120 million euros, drawn down for the full amount;

•	a bilateral Term Loan from Intesa Sanpaolo expiring August 2021 for 200 million euros, drawn down for the full amount;

•	an overdraft facility with Banca Popolare dell’Emilia Romagna expiring July 2017 for 200 million euros, drawn down for the full amount.

On March 6, 2017, TIM S.p.A. signed a supplementary agreement with Mediobanca under which it will make an early repayment on July 3, 2017 of 75 million euros for the bilateral term loan of 150 million euros maturing in July 2020, a loan that has been fully drawn down.

On April 10, 2017, TIM S.p.A. early repaid the bilateral term loan with Cassa Depositi e Prestiti for the amount of 100 million euros maturing in April 2019; this loan had been fully drawn down.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities due within 12 months) is 7.89 years.

The average cost of the Group’s debt, considered as the cost for the year calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, is about 5.0%.

For details on the maturities of financial liabilities in terms of expected nominal repayment amounts, as contractually agreed, see the Notes “Financial liabilities (non-current and current)” in the Condensed Consolidated Financial Statements at March 31, 2017 of the TIM Group.

Current financial assets and liquidity margin

The TIM Group’s available liquidity margin amounted to 12,530 million euros at March 31, 2017, corresponding to the sum of “Cash and cash equivalents” and “Current securities other than investments”, totaling 5,530 million euros (5,483 million euros at December 31, 2016), and the committed credit lines, mentioned above, of which a total of 7,000 million euros has not been drawn down. This margin is sufficient to cover Group financial liabilities due at least for the next 24 months.

In particular:

Cash and cash equivalents amounted to 4,461 million euros (3,964 million euros at December 31, 2016). The different technical forms of investing available cash at March 31, 2017 can be analyzed as follows:

•	Maturities: investments have a maximum maturity of three months;

•	Counterparty risk: investments by the European companies are made with leading banking, financial and industrial institutions with high credit quality. Investments by the companies in South America are made with leading local counterparties;

•	Country risk: deposits have been made mainly in major European financial markets.

Current securities other than investments amounted to 1,069 million euros (1,519 million euros at December 31, 2016): these forms of investment represent alternatives to the investment of liquidity with the aim of improving returns. They include 557 million euros of Italian treasury bonds purchased respectively by TIM S.p.A. (255 million euros), Telecom Italia Finance S.A. (292 million euros) and Inwit S.p.A. (10 million euros) as well as 511 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash. The purchases of the above government bonds, which, pursuant to Consob Communication no. DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been made in accordance with the Guidelines for the “Management and control of financial risk” adopted by the TIM Group since August 2012.

CONSOLIDATED FINANCIAL STATEMENTS – TIM GROUP

TIM prepares and publishes Interim Management Reports for the first and third quarter of each year on a voluntary basis.

The Interim Management Report at March 31, 2017 of the TIM Group includes the Condensed Consolidated Financial Statements at March 31, 2017, prepared in compliance with the IFRS issued by the IASB and endorsed by the EU and, specifically, with IAS 34 Interim Reports. The Condensed Consolidated Financial Statements at March 31, 2017 have not been audited.

The accounting policies and consolidation principles adopted in the preparation of the condensed consolidated financial statements at March 31, 2017 are the same as those adopted in the TIM Group consolidated financial statements at December 31, 2016, to which reference can be made. No new standards and interpretations were endorsed by the EU and in force from January 1, 2017.

The TIM Group, in addition to the conventional financial performance measures established by IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, these alternative performance measures refer to: EBITDA; EBIT; the organic change in revenues, EBITDA and EBIT; EBITDA margin and EBIT margin; and net financial debt carrying amount and adjusted net financial debt.

Moreover, the part entitled “Business Outlook for 2017” contains forward-looking statements in relation to the Group’s intentions, beliefs or current expectations regarding financial performance and other aspects of the Group’s operations and strategies. Readers of the present Interim Management Report are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, the majority of which are beyond the scope of the Group’s control.

MAIN CHANGES IN THE SCOPE OF CONSOLIDATION

No changes in the scope of consolidation occurred during the first quarter of 2017.

The following changes in the scope of consolidation occurred during 2016:

•	TIMVISION S.r.l. (Domestic Business Unit): established on December 28, 2016;

•	Noverca S.r.l. (Domestic Business Unit): On October 28, 2016 TIM S.p.A. acquired 100% of the company;

•	Flash Fiber S.r.l. (Domestic Business Unit): established on July 28, 2016;

•	Sofora - Telecom Argentina group: classified as Discontinued Operations (Discontinued operations/Non-current assets held for sale) was sold on March 8, 2016;

•	Revi Immobili S.r.l., Gestione Due S.r.l. and Gestione Immobili S.r.l. (Domestic Business Unit): on January 11, 2016, INWIT S.p.A. purchased 100% of these companies, which were subsequently merged by absorption.

Separate Consolidated Income Statements

(millions of euros)	1st Quarter 2017	1st Quarter 2016	Change (a-b)
	(a)	(b)	amount	%
Revenues	4,819	4,440	379	8.5
Other income	78	47	31	66.0

Total operating revenues and other income	4,897	4,487	410	9.1

Acquisition of goods and services	(2,061)	(1,923)	(138)	(7.2)
Employee benefits expenses	(760)	(848)	88	10.4
Other operating expenses	(273)	(247)	(26)	(10.5)
Change in inventories	28	85	(57)	(67.1)
Internally generated assets	159	158	1	0.6
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	1,990	1,712	278	16.2
Depreciation and amortization	(1,129)	(1,009)	(120)	(11.9)
Gains/(losses) on disposals of non-current assets	4	3	1	33.3
Impairment reversals (losses) on non-current assets	—	(2)	2	—
Operating profit (loss) (EBIT)	865	704	161	22.9
Share of profits (losses) of associates and joint ventures accounted for using the equity method	—	—	—	—
Other income (expenses) from investments	—	—	—	—
Finance income	385	1,120	(735)	(65.6)
Finance expenses	(769)	(1,146)	377	32.9
Profit (loss) before tax from continuing operations	481	678	(197)	(29.1)
Income tax expense	(256)	(221)	(35)	(15.8)
Profit (loss) from continuing operations	225	457	(232)	(50.8)
Profit (loss) from Discontinued operations/Non-current assets held for sale	—	47	(47)	—
Profit (loss) for the period	225	504	(279)	(55.4)
Attributable to:
Owners of the Parent	200	433	(233)	(53.8)
Non-controlling interests	25	71	(46)	(64.8)

Consolidated Statements of Comprehensive Income

In accordance with IAS 1 (Presentation of Financial Statements), the following consolidated statements of comprehensive income include the Profit (loss) for the period as shown in the Separate Consolidated Income Statements and all non-owner changes in equity.

(millions of euros)		1st Quarter 2017	1st Quarter 2016
Profit (loss) for the period	(a)	225	504
Other components of the Consolidated Statements of Comprehensive Income
Other components that subsequently will not be reclassified in the Separate Consolidated Income Statements
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)		—	—
Income tax effect		—	—
	(b)	—	—
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)		—	—
Income tax effect		—	—
	(c)	—	—

Total other components that subsequently will not be reclassified in the Separate Consolidated Income Statements	(d=b+c)	—	—

Other components that subsequently will be reclassified in the Separate Consolidated Income Statements
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		(3)	87
Loss (profit) transferred to the Separate Consolidated Income Statements		(3)	(82)
Income tax effect		2	(4)
	(e)	(4)	1
Hedging instruments:
Profit (loss) from fair value adjustments		69	(679)
Loss (profit) transferred to the Separate Consolidated Income Statements		56	382
Income tax effect		(33)	88
	(f)	92	(209)
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		73	146
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statements		—	304
Income tax effect		—	—
	(g)	73	450
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)		—	—
Loss (profit) transferred to the Separate Consolidated Income Statements		—	—
Income tax effect		—	—
	(h)	—	—

Total other components that subsequently will be reclassified to the Separate Consolidated Income Statements	(i=e+f+g+h)	161	242

Total other components of the Consolidated Statements of Comprehensive Income	(k=d+i)	161	242

Total comprehensive income (loss) for the period	(a+k)	386	746

Attributable to:
Owners of the Parent		337	638
Non-controlling interests		49	108

Consolidated Statements of Financial Position

(millions of euros)		3/31/2017	12/31/2016	Change
		(a)	(b)	(a-b)
Assets
Non-current assets
Intangible assets
Goodwill		29,628	29,612	16
Intangible assets with a finite useful life		6,973	6,951	22
		36,601	36,563	38
Tangible assets
Property, plant and equipment owned		13,725	13,947	(222)
Assets held under finance leases		2,412	2,413	(1)
		16,137	16,360	(223)
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method		18	18	—
Other investments		48	46	2
Non-current financial assets		2,596	2,698	(102)
Miscellaneous receivables and other non-current assets		2,339	2,222	117
Deferred tax assets		705	877	(172)
		5,706	5,861	(155)

Total Non-current assets	(a)	58,444	58,784	(340)

Current assets
Inventories		299	270	29
Trade and miscellaneous receivables and other current assets		5,621	5,426	195
Current income tax receivables		34	94	(60)
Current financial assets
Securities other than investments, financial receivables and other current financial assets		1,632	1,908	(276)
Cash and cash equivalents		4,461	3,964	497
		6,093	5,872	221

Current assets sub-total		12,047	11,662	385

Discontinued operations/Non-current assets held for sale
of a financial nature		—	—	—
of a non-financial nature		—	—	—
		—	—	—

Total Current assets	(b)	12,047	11,662	385

Total Assets	(a+b)	70,491	70,446	45

(millions of euros)		3/31/2017	12/31/2016	Change
		(a)	(b)	(a-b)
Equity and Liabilities
Equity
Equity attributable to Owners of the Parent		21,555	21,207	348
Non-controlling interests		2,395	2,346	49

Total Equity	(c)	23,950	23,553	397

Non-current liabilities
Non-current financial liabilities		31,025	30,469	556
Employee benefits		1,359	1,355	4
Deferred tax liabilities		304	293	11
Provisions		844	830	14
Miscellaneous payables and other non-current liabilities		1,646	1,607	39

Total Non-current liabilities	(d)	35,178	34,554	624

Current liabilities
Current financial liabilities		3,587	4,056	(469)
Trade and miscellaneous payables and other current liabilities		7,215	7,646	(431)
Current income tax payables		561	637	(76)

Current liabilities sub-total		11,363	12,339	(976)

Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature		—	—	—
of a non-financial nature		—	—	—
		—	—	—

Total Current Liabilities	(e)	11,363	12,339	(976)

Total Liabilities	(f=d+e)	46,541	46,893	(352)

Total Equity and Liabilities	(c+f)	70,491	70,446	45

Consolidated Statements of Cash Flows

(millions of euros)			1st Quarter 2017	1st Quarter 2016
Cash flows from operating activities:
Profit (loss) from continuing operations			225	457
Adjustments for:
Depreciation and amortization			1,129	1,009
Impairment losses (reversals) on non-current assets (including investments)			13	2
Net change in deferred tax assets and liabilities			155	90
Losses (gains) realized on disposals of non-current assets (including investments)			(4)	(4)
Share of losses (profits) of associates and joint ventures accounted for using the equity method			—	—
Change in employee benefits			(7)	59
Change in inventories			(29)	(87)
Change in trade receivables and net amounts due from customers on construction contracts			31	30
Change in trade payables			(48)	(25)
Net change in current income tax receivables/payables			76	96
Net change in miscellaneous receivables/payables and other assets/liabilities			(156)	(279)
Cash flows from (used in) operating activities	(a	)	1,385	1,348
Cash flows from investing activities:
Purchase of intangible assets			(327)	(342)
Purchase of tangible assets			(519)	(648)

Total purchase of intangible and tangible assets on an accrual basis			(846)	(990)

Change in amounts due for purchases of intangible and tangible assets			(634)	(494)

Total purchase of intangible and tangible assets on a cash basis			(1,480)	(1,484)

Acquisition of control in subsidiaries or other businesses, net of cash acquired			—	(6)
Acquisitions/disposals of other investments			—	(3)
Change in financial receivables and other financial assets			383	862
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of			—	492
Proceeds from sale/repayment of intangible, tangible and other non-current assets			2	3
Cash flows from (used in) investing activities	(b	)	(1,095)	(136)
Cash flows from financing activities:
Change in current financial liabilities and other			(214)	(522)
Proceeds from non-current financial liabilities (including current portion)			1,182	931
Repayments of non-current financial liabilities (including current portion)			(775)	(2,157)
Cash flows from (used in) financing activities	(c	)	193	(1,748)
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)	—	(45)
Aggregate cash flows	(e=a+b+c+d	)	483	(581)
Net cash and cash equivalents at beginning of the period	(f	)	3,952	3,216
Net foreign exchange differences on net cash and cash equivalents	(g	)	24	26
Net cash and cash equivalents at end of the period	(h=e+f+g	)	4,459	2,661

Additional Cash Flow Information

(millions of euros)	1st Quarter 2017	1st Quarter 2016
Income taxes (paid) received	(17)	(26)
Interest expense paid	(613)	(721)
Interest income received	120	165
Dividends received	—	—

Analysis of Net Cash and Cash Equivalents

(millions of euros)	1st Quarter 2017	1st Quarter 2016
Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations	3,964	3,559
Bank overdrafts repayable on demand – from continuing operations	(12)	(441)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	98
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—
	3,952	3,216
Net cash and cash equivalents at end of the period
Cash and cash equivalents - from continuing operations	4,461	2,665
Bank overdrafts repayable on demand – from continuing operations	(2)	(4)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	—
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—
	4,459	2,661

OTHER INFORMATION

Average salaried workforce

(equivalent number)	1st Quarter 2017	1st Quarter 2016	Change
Average salaried workforce – Italy	45,877	47,444	(1,567)
Average salaried workforce – Outside Italy	9,436	11,925	(2,489)
Total average salaried workforce (1)	55,313	59,369	(4,056)
Discontinued operations/Non-current assets held for sale - Sofora - Telecom Argentina group	—	10,322	(10,322)

Total average salaried workforce - including Discontinued operations/Non-current assets held for sale	55,313	69,691	(14,378)

1)	Includes employees with temp work contracts: 3 average headcount in the first quarter of 2017 (2 in Italy and 1 outside Italy). In the first quarter of 2016, the average headcount was 3 (1 in Italy and 2 outside Italy).

Headcount at period end

(number)	3/31/2017	12/31/2016	Change
Headcount – Italy	51,006	51,125	(119)
Headcount – Outside Italy	9,924	10,104	(180)

Total headcount at period end (1)	60,930	61,229	(299)

1)	Includes employees with temp work contracts: 3 at 3/31/2017 and 4 at 12/31/2016.

Headcount at period end – Breakdown by Business Unit

(number)	3/31/2017	12/31/2016	Change
Domestic	51,163	51,280	(117)
Brazil	9,674	9,849	(175)
Other Operations	93	100	(7)

Total	60,930	61,229	(299)

EVENTS SUBSEQUENT TO MARCH 31, 2017

For details of subsequent events, see the Note “Events Subsequent to March 31, 2017” in the TIM Group condensed consolidated financial statements.

BUSINESS OUTLOOK FOR THE YEAR 2017

As envisaged in the 2017–2019 Plan, TIM will continue the process of profound transformation of the Company. This process consists of firm financial discipline in support of development, aimed at creating more room for core investments (Fiber and mobile UltraBroadband) and eliminating unproductive cash costs, as well as maximizing the return on investment. The objective is to ensure structural growth in revenue and EBITDA and consolidate TIM’s position as the market leader in terms of technology, network quality and service excellence in the Fixed-line and Mobile segments. The key elements of this approach are innovation, convergence, exclusive content and closeness to the Customer.

In the Domestic Fixed segment, TIM expects to further reduce the contraction of the number of customers – and that all loss lines will be brought to zero by 2018 – through the faster spread and subsequent adoption of fiber optic networks. TIM’s NGN will cover around 95% of Italian homes in 2018 and around 99% in 2019. A crucial role will also be played by our commercial strategy that aims to retain and increase the number of customers by offering, inter alia, devices and appliances connected to the home network – the Internet of Things – directly charged in the phone bill.

Within the Domestic Mobile segment, in an increasingly polarized and segmented competitive scenario, TIM – particularly in the high-end market with ever-increasing data usage – will leverage the reach of its 4G network (expected population coverage of over 99% in 2019) and the diffusion of convergent services and quality content. Kena, the second no-frills brand (launched in April), will allow the company to compete in the more price sensitive segments.

Operations will be characterized by greater selectivity in investment choices and efficiency recovery actions through structural cost optimization programs. At the same time, the transformation and simplification of organization and processes – combined with the commercial development and the expected growth in revenue – will provide the Group with EBITDA growth (low single digit) and the cash generation needed to reduce the Adjusted net financial debt to reported EBITDA ratio, which is expected to be below 2.7x in 2018.

In Brazil, the Plan provides for the continued turnaround of Tim Brasil through its re-positioning based on product and network quality, thereby enabling the company to successfully compete in the postpaid segment, while recovering a solid profitability. More specifically, further impetus will be given to the construction of the UBB Mobile infrastructure – at completion of the Plan, the 4G network will reach 95% of the population with coverage of about 3,600 cities – and the development of convergent offers, including through agreements with major premium content providers.

MAIN RISKS AND UNCERTAINTIES

The business outlook for 2017 could be affected by risks and uncertainties caused by a multitude of factors, the majority of which are beyond the Group’s control.

In such a scenario, risk management becomes a strategic tool for value creation. The TIM Group has adopted an Enterprise Risk Management Model based on the methodology of the Committee of Sponsoring Organizations of the Treadway Commission (ERM CoSO Report), which enables the identification and management of risk in a uniform manner across the Group companies, highlighting potential synergies among the actors involved in the assessment of the Internal Control and Risk Management System. The ERM process is designed to identify potential events that may affect the business, to manage risk within acceptable limits and to provide reasonable assurance regarding the achievement of corporate objectives.

The main risks affecting the business activities of the TIM Group, which may impact, even significantly, the ability to achieve the objectives of the Group are presented below.

STRATEGIC RISKS

Risks related to macro-economic factors

The TIM Group’s economic and financial situation is subject to the influence of numerous macroeconomic factors such as economic growth, political stability, consumer confidence, and changes in interest rates and exchange rates in the markets in which it operates. The expected results may be affected, in the domestic market, by the struggling economic recovery: growth at year-end 2016 was 0.9%, a low figure when compared to the average of the EMU countries, albeit higher than that expected for 2017. The consumption cycle, which had driven the recovery in 2013 and supported it in the following years, is slowing down also due to a more cautious attitude by households: confidence has weakened while the propensity to save is rising again. The unemployment rate continues to be at high levels, with possible repercussions on the income available for consumption.

In the Brazilian market, the expected results may be affected by the further deterioration of the macroeconomic environment, with the country currently in economic recession: for 2017, as of the second quarter, moderate growth is expected, driven by improved confidence, the recovery of investment and a slightly less uncertain political climate. The high unemployment rate of just under 12% in late 2016 could have a negative impact on household consumption. These factors mean that the consequent recognition of goodwill impairment losses cannot be ruled out.

Risks related to competition

The telecommunications market is characterized by strong competition that may reduce market share in the geographical areas where the TIM Group is engaged as well as erode prices and margins. Competition is focused, on one hand, on innovative products and services and, on the other hand, on the price of traditional services. In addition, in the area of infrastructure competition, the growth of alternative operators could represent a threat for TIM, particularly in the years of the Plan after 2017 and also beyond the Plan period.

In the mobile market, Iliad S.A. is about to launch a new mobile operator in Italy with the aim of acquiring 10-15% of the market, as per its own announcements, by adopting the strategies it has already used for the French market. For its part, TIM has launched a new operator with its own independent systems and features.

In addition, Open Fiber and Infratel have announced their plans for the development of an ultrabroadband telecommunications network as an alternative to the TIM network, respectively in the major Italian cities and the “market failure” areas.

In Brazil, the deterioration of the macroeconomic environment continues to negatively impact on the telecommunications market. Competitive risk comprises both an acceleration in the deterioration of the business model tied to traditional services not fully replaced by innovative services and the rationalization of consumption by customers as a result of a contraction of their purchasing power. In this scenario, the Tim Brasil group may be further impacted in the short term to a greater extent than its main competitors, due to the higher proportion of customers with prepaid services, which are more affected by the current macroeconomic situation, and by a slowdown in their replacement with postpaid customers.

OPERATIONAL RISKS

Operational risks inherent in our business relate to possible inadequacies in internal processes, external factors, frauds, employee errors, errors in properly documenting transactions, loss of critical or commercially sensitive data and failures in systems and/or network platforms.

Risks related to business continuity

The success of the TIM Group heavily depends on the ability to offer in a continuous and uninterrupted manner our services/ products through the availability of processes and their supporting assets; among these, in addition to our personnel, a specific focus concerns the resilience of the Network infrastructure and the Information Systems business continuity and/or Disaster Recovery policies. In particular, the Network Infrastructure and the Information Systems are sensitive to various internal and external threats: power outage, floods, storms, human errors, system failures, hardware and software failures, software bugs, cyber attacks, earthquakes, facility failures, strikes, fraud, vandalism, terrorism, etc.. Each of these events could lead to an interruption in the supply of services/products and potentially affect our business both directly and indirectly: reduction in revenues and/or increased recovery costs, decrease in customer satisfaction, increased churn rate, costs related to penalties and fines, negative impact on the Group’s image and reputation.

Risks related to the development of fixed and mobile networks

To maintain and expand our customer portfolio in each of the markets in which we operate, it is necessary to maintain, update and improve existing networks in a timely manner. A reliable and high quality network is necessary to maintain the customer base and minimize the terminations to protect the Company’s revenues from erosion. The maintenance and improvement of existing installations depend on our ability to:

•	upgrade the capabilities of the networks to provide customers with services that are closer to their needs; in this regard, the TIM Group may participate in tenders for broadcasting frequencies;

•	increase the geographical coverage of innovative services;

•	upgrade the structure of the systems and the networks to adapt it to new technologies;

•	sustaining the necessary level of capital expenditure in the long term.

Risks of internal/external fraud

The TIM Group has adopted an organizational model to prevent fraud. However, the implementation of this model cannot ensure the total mitigation of the risk. Dishonest activities and illegal acts committed by people inside and outside the organization could adversely affect the Company’s operating results, financial position and image.

Risks related to disputes and litigation

The TIM Group has to deal with disputes and litigation with tax authorities, regulators, competition authorities, other telecommunications operators and other entities. The possible impacts of such proceedings are generally uncertain. In the event of settlement unfavorable to the Group, these issues may, individually or as whole, have an adverse effect, which may even be significant, on its operating results, financial position and cash flows.

FINANCIAL RISKS

The TIM Group may be exposed to financial risks, such as risks arising from fluctuations in interest rates and exchange rates, credit risk, liquidity risk and risks related to the performance of the equity markets in general, and – more specifically – risks related to the performance of the share price of the TIM Group companies. These risks may adversely impact the earnings and the financial structure of the Group. Accordingly, to manage those risks, the TIM Group has established guidelines, at central level, which must be followed for operational management, identification of the most suitable financial instruments to meet set goals, and monitoring the results achieved. In particular, in order to mitigate the liquidity risk, the TIM Group aims to maintain an “adequate level of financial flexibility”, in terms of cash and syndicated committed credit lines, enabling it to cover refinancing requirements at least for the next 12 -18 months.

On June 23, 2016, a referendum was held in the United Kingdom, commonly referred to as “Brexit”, in which voters approved the UK’s exit from the European Union. The potential impact of Brexit will depend, in part, on the outcome of the negotiations on tariffs, trade, regulations and other matters. The result of the referendum had an adverse effect on the global markets and currencies, including a sharp decline in the pound against the dollar and the euro. Brexit and the possible changes during the exit negotiations could create further instability in the global financial markets and uncertainty about the laws of the European Union that the United Kingdom decides to replace or replicate with national laws and regulations. Any of these effects of Brexit could, among other things, have an adverse effect on our financial conditions, our business and the related earnings and cash flows.

REGULATORY AND COMPLIANCE RISKS

Regulatory risks

The telecommunications industry is highly regulated. In this context, new decisions by the Communications Authority (AGCom) may lead to changes in the regulatory framework that may affect the expected results of the Group. More specifically, the main elements that introduce uncertainty are:

•	lack of predictability in start-up timing and consequent new process decisions;

•	decisions with retroactive effect (for example, price revisions for previous years as a result of judgments issued by the Administrative Courts);

•	decisions that can influence the technological choices made and to be made, with potential impact on the timing of return on infrastructure investment.

The implementation of the New Equivalence Model (NEM), launched by TIM in 2015, is being completed; its aim is to further improve the effectiveness of guarantees on equal treatment between own business divisions and competitors that buy wholesale services. The NEM and the related implementation roadmap were approved by the Board of Directors of TIM on November 5, 2015. The Italian Antitrust Authority (AGCM) and the AGCom positively evaluated the effectiveness of the NEM and decided, respectively, to close the non-compliance proceedings A428C, acknowledging that TIM has complied with the earlier A428 decision, and to discontinue the ongoing penalty proceedings.

Compliance risks

The TIM Group may be exposed to risks of non-compliance due to non-observance/breach of internal (self-regulation, such as, for example, bylaws, code of ethics) and external rules (laws and regulations), with consequent judicial or administrative penalties, financial losses or reputational damage.

The TIM Group aims to ensure that processes, and, therefore, the procedures and systems governing them, and corporate conduct comply with legal requirements. The risk is associated with potential time lags in making the processes compliant with regulatory changes or whenever non-conformities are identified.

INFORMATION FOR INVESTORS

TIM S.P.A. SHARE CAPITAL AT MARCH 31, 2017

Share capital	11,677,002,855.10 euros
Number of ordinary shares (without nominal value)	15,203,122,583
Number of savings shares (without nominal value)	6,027,791,699
Number of TIM S.p.A. ordinary treasury shares	37,672,014
Number of TIM S.p.A. ordinary shares held by Telecom Italia Finance S.A.	126,082,374
Percentage of ordinary treasury shares held by the Group to total share capital	0.77%
Market capitalization (based on March 2017 average prices)	16,223 million euros

Regarding the trading of shares issued by Group companies on regulated markets, the ordinary and savings shares of TIM S.p.A. are listed in Italy (FTSE index), as well as the ordinary shares of INWIT S.p.A., whereas the ordinary shares of Tim Participações S.A. are listed in Brazil (BOVESPA index).

The ordinary and savings shares of TIM S.p.A., and the ordinary shares of Tim Participações S.A. are also listed on the NYSE (New York Stock Exchange); trading occurs through ADS (American Depositary Shares) that respectively represent 10 ordinary shares and 10 savings shares of TIM S.p.A. and 5 ordinary shares of Tim Participações S.A..

SHAREHOLDERS

Composition of TIM S.p.A. shareholders according to the Shareholders Book at March 31, 2017, supplemented by communications received and other available sources of information (ordinary shares):

There are no significant shareholders’ agreements for TIM pursuant to Article 122 of Italian Legislative Decree 58/1998.

MAJOR HOLDINGS IN SHARE CAPITAL

At March 31, 2017, taking into account the entries in the Shareholders Book, communications sent to Consob and to the Company pursuant to Italian Legislative Decree 58 of February 24, 1998, Article 120, and other available sources of information, the relevant holdings of TIM S.p.A.‘s ordinary share capital are as follows:

Holder	Type of ownership	Percentage of ownership
Vivendi S.A.	Direct	23.94	% (*)
Norges Bank	Direct	3.44%

(*)	Equity interest obtained following receipt of a notification by Vivendi S.A. pursuant to Article 152 octies, paragraph 7, of the Consob Issuer Regulations.

Blackrock Inc. also notified Consob that, on November 15, 2016, as an asset management company, it indirectly held a quantity of ordinary shares equal to 3.10% of the total ordinary shares of TIM S.p.A. at March 31, 2017.

Norges Bank also notified Consob that, on April 13, 2017, it was the holder of a quantity of ordinary shares equal to 2.58% of the total ordinary shares of TIM S.p.A..

COMMON REPRESENTATIVES

•	The special meeting of the savings shareholders held on June 16, 2016 renewed the appointment of Dario Trevisan as the common representative for three financial years, up to the approval of the financial statements for the year ended December 31, 2018.

•	By decree of April 11, 2014, the Milan Court confirmed the appointment of Enrico Cotta Ramusino (already appointed by decree of March 7, 2011) as the common representative of the bondholders for the “Telecom Italia S.p.A. 2002-2022 bonds at variable rates, open special series, reserved for subscription by employees of the TIM Group, in service or retired”, with a mandate for the three-year period 2014-2016. On April 6, 2017, in view of the expiry of his term of office, a General Meeting was called of the bondholders for the Telecom Italia S.p.A. 2002-2022 bonds at variable rates, open special series, reserved for subscription by employees of the TIM Group, in service or retired, which was not held due to lack of the required quorum.

•	By decree of June 12, 2015, the Milan Court appointed Monica Iacoviello as the common representative of the bondholders for the “Telecom Italia S.p.A. 1,250,000,000 euros 5.375 percent. Notes due 2019” up to the approval of the 2017 Annual Report.

RATING AT MARCH 31, 2017

At March 31, 2017, the three rating agencies – Standard & Poor’s, Moody’s and Fitch Ratings – rated TIM as follows:

	Rating	Outlook
STANDARD & POOR’S	BB+	Stable
MOODY’S	Ba1	Negative
FITCH RATINGS	BBB-	Stable

WAIVER OF THE OBLIGATION TO PUBLISH DISCLOSURE DOCUMENTS FOR EXTRAORDINARY OPERATIONS

On January 17, 2013, the board of directors of TIM S.p.A. resolved to exercise the option, as per article 70 paragraph 8 and article 71 paragraph 1-bis of the Consob Regulation 11971/99, to waive the obligations to publish disclosure documents in the event of significant operations such as mergers, demergers, capital increases by means of the transfer of assets in kind, acquisitions and disposals.

CORPORATE BOARDS AT MARCH 31, 2017

BOARD OF DIRECTORS

The Board of Directors of the Company at March 31, 2017 was composed as follows:

Chairman	Giuseppe Recchi
Deputy Chairman	Arnaud Roy de Puyfontaine
Chief Executive Officer	Flavio Cattaneo
Directors

Tarak Ben Ammar

Davide Benello (Lead Independent Director)

Lucia Calvosa (independent)

Laura Cioli (independent)

Francesca Cornelli (independent)

Jean Paul Fitoussi

Giorgina Gallo (independent)

Félicité Herzog (independent)

Denise Kingsmill (independent)

Luca Marzotto (independent)

Hervé Philippe

Stéphane Roussel

Giorgio Valerio (independent)

Secretary to the Board	Agostino Nuzzolo

All the board members are domiciled for the positions they hold in TIM at the registered offices of the Company in Milan, Via G. Negri 1.

The following board committees were in place at March 31, 2017:

•	Control and Risk Committee: composed of the Directors: Lucia Calvosa (Chair appointed in the meeting of May 8, 2014), Laura Cioli, Francesca Cornelli, Giorgina Gallo, and Félicité Herzog (appointed by the Board of Directors on February 15, 2016, which also decided to increase the number of members of the committee from 5 to 6) and Giorgio Valerio;

•	Nomination and Remuneration Committee: composed of the Directors: Davide Benello (Chair appointed in the meeting of May 9, 2014), Luca Marzotto, Arnaud Roy de Puyfontaine and Stéphane Roussel (appointed on February 15, 2016 by the Board of Directors, which accepted the resignation of Jean Paul Fitoussi and decided to increase the number of members of the committee from 4 to 5), and Giorgio Valerio (appointed on June 20, 2016 by the Board of Directors, to replace the director Denise Kingsmill, who resigned on June 15, 2016);

•	Strategy Committee: composed of the Chairman of the Board of Directors, Giuseppe Recchi, the Chief Executive Officer, Flavio Cattaneo, and the Deputy Chairman, Arnaud Roy de Puyfontaine (who was appointed Chairman of the Committee in the meeting of September 30, 2016), and the Directors Davide Benello and Laura Cioli.

BOARD OF STATUTORY AUDITORS

The ordinary shareholders’ meeting of May 20, 2015 appointed the Company’s Board of Statutory Auditors with a term up to the approval of the 2017 financial statements.

The Board of Statutory Auditors of the Company is now composed as follows:

Chairman	Roberto Capone
Acting Auditors	Vincenzo Cariello
Paola Maiorana
Gianluca Ponzellini
Ugo Rock
Alternate Auditors	Francesco Di Carlo
Gabriella Chersicla
Piera Vitali
Riccardo Schioppo

INDEPENDENT AUDITORS

The shareholders’ meeting held on April 29, 2010 appointed the audit firm PricewaterhouseCoopers S.p.A. to audit TIM financial statements for the nine-year period 2010-2018.

MANAGER RESPONSIBLE FOR PREPARING THE CORPORATE FINANCIAL REPORTS

At the meeting of April 18, 2014, the Board of Directors confirmed Piergiorgio Peluso (Head of the Group Administration, Finance and Control Function) as the manager responsible for preparing TIM’s financial reports.

MACRO-ORGANIZATION CHART

AT MARCH 31, 2017

BOARD OF DIRECTORS
Chairman: Giuseppe Recchi
Chief Executive Officer: Flavio Cattaneo
Deputy Chairman: Arnaud Roy De Puyfontaine
COMPLIANCE DEPARTMENT
G. LEONE
IT & SECURITY COMPLIANCE
R. MAZZILLI
AUDIT DEPARTMENT
D. GULINATTI
CHAIRMAN
GIUSEPPE RECCHI
Chairman Office: L. Ketmaier
TIM FOUNDATON
CORPORATE SHARED VALUE
M. LOGLI
BRAND STRATEGY & MEDIA
L. JOSI
PUBLIC AFFAIRS
a.i. G. RECCHI
INSTITUTIONAL COMMUNICATION
I. DOMPE'
LEGAL AFFAIRS
A. NUZZOLO
CHIEF EXECUTIVE OFFICER
FLAVIO CATTANEO
Chief Executive Officer Staff : E. Colacchia
Transformation Projects: A. Michelini
GROUP SPECIAL PROJECTS
F. MICHELI
ADMINISTRATION, FINANCE AND CONTROL
P. PELUSO
BUSINESS SUPPORT OFFICE
A.I. P.PELUSO
REGULATORY AFFAIRS AND EQUIVALENCE
C. MORANDINI
HUMAN RESOURCES & ORGANIZATIONAL DEVELOPMENT
A.I. F. MICHELI
HR SERVICES
STRATEGY
M. DI MAURO
TIM VENTURES
SECURITY
S. GRASSI
PRESIDÊNCIA TIM PARTICIPAÇÕES
S. DE ANGELIS
TECHNOLOGY
G. FERIGO
INWIT
WHOLESALE
S. CIURLI
TI SAN MARINO
TN FIBER
FLASH FIBER S.R.L.
MULTIMEDIA ENTERTAINMENT & CONSUMER DIGITAL SERVICES
D. BISCARINI
PERSIDERA
TIM VISION
CHIEF PRICING OFFICE
M. ARCIULO
CONSUMER & SMALL ENTERPRISE
S. AZZI
NOVERCA
BUSINESS & TOP CLIENTS
L. FORINA
OLIVETTI
TELECOM ITALIA SPARKLE

SIGNIFICANT NON-RECURRING EVENTS AND TRANSACTIONS

The effect of significant non-recurring events and transactions on the results of the TIM Group is reported below.

(millions of euros)	1st Quarter 2017	1st Quarter 2016
Employee benefits expenses:
Expenses related to restructuring and rationalization	(5)	(73)
Other operating expenses:
Sundry expenses and provisions	(19)	(2)
Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(24)	(75)
Gains (losses) on non-current assets:
Gains on disposals of non-current assets	—	1
Impact on EBIT – Operating profit (loss)	(24)	(74)
Finance expenses:
Interest expenses and miscellaneous finance expenses	(7)	(5)
Impact on profit (loss) before tax from continuing operations	(31)	(79)
Effect on income taxes on non-recurring items	9	24
Provision charges for Sparkle tax dispute	(93)	—
Discontinued operations – Effect of the disposal of the Sofora – Telecom Argentina group	—	(12)
Impact on profit (loss) for the period	(115)	(67)

POSITIONS OR TRANSACTIONS RESULTING FROM ATYPICAL AND/OR UNUSUAL OPERATIONS

In the first quarter of 2017, the Telecom Italia Group did not undertake any atypical and/or unusual transactions, as defined in Consob Communication DEM/6064293 of July 28, 2006.

ALTERNATIVE PERFORMANCE MEASURES

In this Interim Management Report at March 31, 2017 of the TIM Group, in addition to the conventional financial performance measures required by IFRS, a series of alternative performance measures are presented for the purposes of providing a better understanding of results from operations and the financial position. Such measures, which are also presented in other periodical financial reports (annual and interim) should, however, not be construed as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•	EBITDA: this financial measure is used by TIM as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level), in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of profits (losses) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•	Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences.

TIM believes that the presentation of the organic change in revenues, EBITDA and EBIT allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level). This method of presenting information is also used in presentations to analysts and investors. This Interim Management Report provides a reconciliation between the “reported figure” and the “organic” figure.

•	EBITDA margin and EBIT margin: TIM believes that these margins represent useful indicators of the Group’s ability, as a whole and at Business Unit level, to generate profits from its revenues. In fact, EBITDA margin and EBIT margin measure the operating performance of an entity by analyzing the percentage of revenues that are converted, respectively, into EBITDA and EBIT. Such indicators are used by TIM in internal presentations (business plans) and in external presentations (to analysts and investors) in order to illustrate the results from operations also through the comparison of the operating results of the reporting period with those of the previous periods.

•	Net Financial Debt: TIM believes that Net Financial Debt represents an accurate indicator of the Group’s ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. This Interim Management Report includes tables showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

To better represent the real performance of Net Financial Debt, in addition to the usual indicator (called “Net financial debt carrying amount”), “Adjusted net financial debt” is also shown, which excludes effects that are purely accounting and non-monetary in nature deriving from the fair value measurement of derivatives and related financial assets and liabilities.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross financial debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets relating to Discontinued operations/Non-current assets held for sale
B)	Financial assets
C=(A - B)	Net financial debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial assets/liabilities
E=(C + D)	Adjusted net financial debt

TIM GROUP

CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

AT MARCH 31, 2017

CONTENTS

TIM GROUP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT MARCH 31, 2017

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Assets

(millions of euros)		note	3/31/2017	12/31/2016

Non-current assets
Intangible assets
Goodwill		4)	29,628	29,612
Intangible assets with a finite useful life		5)	6,973	6,951

			36,601	36,563

Tangible assets		6)
Property, plant and equipment owned			13,725	13,947
Assets held under finance leases			2,412	2,413

			16,137	16,360

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method			18	18
Other investments			48	46
Non-current financial assets			2,596	2,698
Miscellaneous receivables and other non-current assets			2,339	2,222
Deferred tax assets			705	877
			5,706	5,861

Total Non-current assets	(a)		58,444	58,784

Current assets
Inventories			299	270
Trade and miscellaneous receivables and other current assets			5,621	5,426
Current income tax receivables			34	94
Current financial assets
Securities other than investments, financial receivables and other current financial assets			1,632	1,908
Cash and cash equivalents			4,461	3,964
			6,093	5,872

Current assets sub-total			12,047	11,662

Discontinued operations/Non-current assets held for sale
of a financial nature			—	—
of a non-financial nature			—	—
			—	—

Total Current assets	(b)		12,047	11,662

Total Assets	(a+b)		70,491	70,446

Equity and Liabilities

(millions of euros)			note	3/31/2017	12/31/2016

Equity			7)
Share capital issued				11,677	11,677
less: Treasury shares				(90)	(90)
Share capital				11,587	11,587
Additional paid-in capital				2,094	2,094
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period				7,874	7,526
Equity attributable to Owners of the Parent				21,555	21,207
Non-controlling interests				2,395	2,346

Total Equity	(c	)		23,950	23,553

Non-current liabilities
Non-current financial liabilities			8)	31,025	30,469
Employee benefits				1,359	1,355
Deferred tax liabilities				304	293
Provisions				844	830
Miscellaneous payables and other non-current liabilities				1,646	1,607

Total Non-current liabilities	(d	)		35,178	34,554

Current liabilities
Current financial liabilities			8)	3,587	4,056
Trade and miscellaneous payables and other current liabilities				7,215	7,646
Current income tax payables				561	637

Current liabilities sub-total				11,363	12,339

Liabilities directly associated with Discontinued operations/Non-current assets held for sale of
a financial nature				—	—
of a non-financial nature				—	—
				—	—

Total Current Liabilities	(e	)		11,363	12,339

Total Liabilities	(f=d+e	)		46,541	46,893

Total Equity and Liabilities	(c+f	)		70,491	70,446

SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	note	1st Quarter 2017	1st Quarter 2016

Revenues		4,819	4,440
Other income		78	47

Total operating revenues and other income		4,897	4,487

Acquisition of goods and services		(2,061)	(1,923)
Employee benefits expenses		(760)	(848)
Other operating expenses		(273)	(247)
Change in inventories		28	85
Internally generated assets		159	158
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		1,990	1,712
Depreciation and amortization		(1,129)	(1,009)
Gains/(losses) on disposals of non-current assets		4	3
Impairment reversals (losses) on non-current assets		—	(2)
Operating profit (loss) (EBIT)		865	704
Share of profits (losses) of associates and joint ventures accounted for using the equity method		—	—
Other income (expenses) from investments		—	—
Finance income		385	1,120
Finance expenses		(769)	(1,146)
Profit (loss) before tax from continuing operations		481	678
Income tax expense		(256)	(221)
Profit (loss) from continuing operations		225	457
Profit (loss) from Discontinued operations/Non-current assets held for sale			47
Profit (loss) for the period		225	504
Attributable to:
Owners of the Parent		200	433
Non-controlling interests		25	71

(euros)		1st Quarter 2017	1st Quarter 2016

Earnings per share:
Earnings per share (Basic)
Ordinary Share		0.01	0.02
Savings Share		0.02	0.03
of which:
from Continuing operations attributable to Owners of the Parent
Ordinary Share		0.01	0.02
Savings Share		0.02	0.03
Earnings per share (Diluted)
Ordinary Share		0.01	0.01
Savings Share		0.02	0.02
of which:
from Continuing operations attributable to Owners of the Parent
Ordinary Share		0.01	0.01
Savings Share		0.02	0.02

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Note 7

(millions of euros)			1st Quarter 2017	1st Quarter 2016
Profit (loss) for the period	(a	)	225	504
Other components of the Consolidated Statements of Comprehensive Income
Other components that subsequently will not be reclassified in the Separate Consolidated Income Statements
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)			—	—
Income tax effect			—	—
	(b	)	—	—
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—
Income tax effect			—	—
	(c	)	—	—
Total other components that subsequently will not be reclassified in the Separate Consolidated Income Statements	(d=b+c	)	—	—
Other components that subsequently will be reclassified in the Separate Consolidated Income Statements
Available-for-sale financial assets:
Profit (loss) from fair value adjustments			(3)	87
Loss (profit) transferred to the Separate Consolidated Income Statements			(3)	(82)
Income tax effect			2	(4)
	(e	)	(4)	1
Hedging instruments:
Profit (loss) from fair value adjustments			69	(679)
Loss (profit) transferred to the Separate Consolidated Income Statements			56	382
Income tax effect			(33)	88
	(f	)	92	(209)
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations			73	146
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statements			—	304
Income tax effect			—	—
	(g	)	73	450
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—
Loss (profit) transferred to the Separate Consolidated Income Statements			—	—
Income tax effect			—	—
	(h	)	—	—

Total other components that subsequently will be reclassified to the Separate Consolidated Income Statements	(i=e+f+g+h	)	161	242

Total other components of the Consolidated Statements of Comprehensive Income	(k=d+i	)	161	242

Total comprehensive income (loss) for the period	(a+k	)	386	746

Attributable to:
Owners of the Parent			337	638
Non-controlling interests			49	108

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Changes from January 1, 2016 to March 31, 2016

	Equity attributable to Owners of the Parent
(millions of euros)	Share capital	Additional paid-in capital	Reserve for available- for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Total	Non-controlling interests	Total equity
Balance at December 31, 2015	10,650	1,731	32	(249)	(1,459)	(87)	—	6,992	17,610	3,723	21,333
Correction due to errors					46			(102)	(56)	(28)	(84)
Adjusted Balance at December 31, 2015	10,650	1,731	32	(249)	(1,413)	(87)	—	6,890	17,554	3,695	21,249
Changes in equity during the period:
Dividends approved								—	—	—	—
Total comprehensive income (loss) for the period			1	(209)	413			433	638	108	746
Disposal of the Sofora – Telecom Argentina group									—	(1,795)	(1,795)
Other changes								(11)	(11)	27	16
Balance at March 31, 2016	10,650	1,731	33	(458)	(1,000)	(87)	—	7,312	18,181	2,035	20,216

Changes from January 1, 2017 to March 31, 2017 Note 7

	Equity attributable to Owners of the Parent
(millions of euros)	Share capital	Additional paid-in capital	Reserve for available- for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Total	Non-controlling interests	Total equity
Balance at December 31, 2016	11,587	2,094	39	(551)	(366)	(113)	—	8,517	21,207	2,346	23,553
Changes in equity during the period:
Dividends approved								—	—	—	—
Total comprehensive income (loss) for the period			(4)	92	49			200	337	49	386
Issue of equity instruments								2	2		2
Other changes						—		9	9	—	9
Balance at March 31, 2017	11,587	2,094	35	(459)	(317)	(113)	—	8,728	21,555	2,395	23,950

CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)			note	1st Quarter 2017	1st Quarter 2016
Cash flows from operating activities:
Profit (loss) from continuing operations				225	457
Adjustments for:
Depreciation and amortization				1,129	1,009
Impairment losses (reversals) on non-current assets (including investments)				13	2
Net change in deferred tax assets and liabilities				155	90
Losses (gains) realized on disposals of non-current assets (including investments)				(4)	(4)
Share of losses (profits) of associates and joint ventures accounted for using the equity method				—	—
Change in employee benefits				(7)	59
Change in inventories				(29)	(87)
Change in trade receivables and net amounts due from customers on construction contracts				31	30
Change in trade payables				(48)	(25)
Net change in current income tax receivables/payables				76	96
Net change in miscellaneous receivables/payables and other assets/liabilities				(156)	(279)
Cash flows from (used in) operating activities	(a	)		1,385	1,348
Cash flows from investing activities:
Purchase of intangible assets			5)	(327)	(342)
Purchase of tangible assets			6)	(519)	(648)
Total purchase of intangible and tangible assets on an accrual basis				(846)	(990)
Change in amounts due for purchases of intangible and tangible assets				(634)	(494)
Total purchase of intangible and tangible assets on a cash basis				(1,480)	(1,484)
Acquisition of control in subsidiaries or other businesses, net of cash acquired				—	(6)
Acquisitions/disposals of other investments				—	(3)
Change in financial receivables and other financial assets				383	862
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of				—	492
Proceeds from sale/repayment of intangible, tangible and other non-current assets				2	3
Cash flows from (used in) investing activities	(b	)		(1,095)	(136)
Cash flows from financing activities:
Change in current financial liabilities and other				(214)	(522)
Proceeds from non-current financial liabilities (including current portion)				1,182	931
Repayments of non-current financial liabilities (including current portion)				(775)	(2,157)
Cash flows from (used in) financing activities	(c	)		193	(1,748)
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)		—	(45)
Aggregate cash flows	(e=a+b+c+d	)		483	(581)
Net cash and cash equivalents at beginning of the period	(f	)		3,952	3,216
Net foreign exchange differences on net cash and cash equivalents	(g	)		24	26
Net cash and cash equivalents at end of the period	(h=e+f+g	)		4,459	2,661

Additional Cash Flow Information

(millions of euros)	1st Quarter 2017	1st Quarter 2016
Income taxes (paid) received	(17)	(26)
Interest expense paid	(613)	(721)
Interest income received	120	165
Dividends received	—	—

Analysis of Net Cash and Cash Equivalents

(millions of euros)	1st Quarter 2017	1st Quarter 2016
Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations	3,964	3,559
Bank overdrafts repayable on demand – from continuing operations	(12)	(441)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	98
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—
	3,952	3,216
Net cash and cash equivalents at end of the period
Cash and cash equivalents - from continuing operations	4,461	2,665
Bank overdrafts repayable on demand – from continuing operations	(2)	(4)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	—
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—
	4,459	2,661

NOTE 1

FORM, CONTENT AND OTHER GENERAL INFORMATION

Form and content

Telecom Italia S.p.A. (the “Parent”), also known in short as “TIM S.p.A.”, and its subsidiaries form the “TIM Group” or the “Group”.

TIM is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.

The registered offices of the Parent, TIM, are located in Milan, Italy at Via Gaetano Negri 1.

The duration of TIM S.p.A., as stated in the company’s bylaws, extends until December 31, 2100.

The TIM Group operates mainly in Europe, the Mediterranean Basin and South America.

The Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector.

The TIM Group condensed consolidated financial statements at March 31, 2017 have been prepared on a going concern basis (for further details see the Note “Accounting policies”) and in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board and endorsed by the European Union (designated as “IFRS”), as well as the laws and regulations in force in Italy.

The TIM Group condensed consolidated financial statements at March 31, 2017 have been prepared in compliance with IAS 34 (Interim Reports) and, as permitted by this standard, do not include all the information required in the annual consolidated financial statements; accordingly, these financial statements should be read together with the 2016 TIM Group consolidated financial statements.

For purposes of comparison, the consolidated statements of financial position at December 31, 2016 and the separate consolidated income statements, the consolidated statements of comprehensive income, the consolidated statements of cash flows, as well as the consolidated statements of changes in equity for the first quarter of 2016 are presented.

The TIM Group condensed consolidated financial statements at March 31, 2017 are expressed in euro (rounded to the nearest million unless otherwise indicated).

Publication of the TIM Group condensed consolidated financial statements for the period ended March 31, 2017 was approved by resolution of the Board of Directors’ meeting held on May 3, 2017.

FINANCIAL STATEMENT FORMATS

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

•	the consolidated statements of financial position have been prepared by classifying assets and liabilities according to the “current and non-current” criterion;

•	the separate consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with the TIM Group’s industrial sector.

In addition to EBIT or Operating profit (loss), the separate consolidated income statements include the alternative performance measure of EBITDA or Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets.

In particular, besides EBIT, EBITDA is used by TIM as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level). EBIT and EBITDA are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of profits (losses) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

(5)	the consolidated statements of comprehensive income include the profit or loss for the period as shown in the separate consolidated income statements and all other non-owner changes in equity;

(6)	the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

SEGMENT REPORTING

An operating segment is a component of an entity:

(7)	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

(8)	whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources (for the TIM Group, the Board of Directors of the Parent) to be allocated to the segment and assess its performance; and

(9)	for which discrete financial information is available.

In particular, the operating segments of the TIM Group are organized according to geographic location (Domestic and Brazil) for the telecommunications business.

The Sofora - Telecom Argentina group, which was sold on March 8, 2016, has been recognized under Discontinued operations.

The term “operating segment” is considered synonymous with “Business Unit”.

The operating segments of the TIM Group are as follows:

•	Domestic: includes operations in Italy for voice and data services on fixed and mobile networks for end customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (International wholesale), which, at international level (Europe, the Mediterranean and South America), develops fiber optic networks for wholesale customers, the operations of Olivetti (products and services for Information Technology), as well as INWIT S.p.A. (a company operating in the electronic communications infrastructure sector, and in particular the infrastructure for hosting radio transmission equipment for mobile telephone networks, both for TIM and other operators) and the units supporting the Domestic sector.

See the section “Financial and Operating Highlights of the Business Units of the TIM Group – Domestic Business Unit” of the Interim Management Report for more details.

•	Brazil: includes mobile (TIM Celular) and fixed (TIM Celular and Intelig) telecommunications operations in Brazil;

•	Other Operations: include finance companies and other minor companies not strictly related to the core business of the TIM Group.

NOTE 2

ACCOUNTING POLICIES

GOING CONCERN

The condensed consolidated financial statements at March 31, 2017 have been prepared on a going concern basis as there is the reasonable expectation that TIM will continue its operational activities in the foreseeable future (and in any event with a time horizon of at least twelve months).

In particular, the following factors have been taken into consideration:

•	the main risks and uncertainties (that are for the most part of an external nature) to which the Group and the various activities of the TIM Group are exposed:

•	changes in the general macroeconomic situation in the Italian, European and Brazilian markets, as well as the volatility of financial markets in the Eurozone also as a result of the “Brexit” referendum in the United Kingdom;

•	variations in business conditions, also related to competition;

•	changes to laws and regulations (price and rate variations);

•	outcomes of legal disputes and proceedings with regulatory authorities, competitors and other parties;

•	financial risks (interest rate and/or exchange rate trends, changes in the Group’s credit rating by rating agencies);

•	the mix between equity and debt capital considered optimal as well as the policy for the remuneration of equity, described in the 2016 consolidated financial statements in the paragraph devoted to the “Share capital information” under the Note “Equity”;

•	the policy for financial risk management (market risk, credit risk and liquidity risk) as described in the Note “Financial risk management” in the annual consolidated financial statements at December 31, 2016.

Based on these factors, the Management believes that, at the present time, there are no elements of uncertainty regarding the Group’s ability to continue as a going concern.

ACCOUNTING POLICIES AND PRINCIPLES OF CONSOLIDATION

The accounting policies and consolidation principles adopted in the preparation of the condensed consolidated financial statements at March 31, 2017 are the same as those adopted in the annual consolidated financial statements at December 31, 2016, to which reference can be made, except for the changes required because of the nature of interim financial reporting.

Furthermore, in the condensed consolidated financial statements at March 31, 2017, income tax expense for the period of the individual consolidated companies are calculated according to the best possible estimate based on available information and on a reasonable forecast of performance up to the end of the tax period. Conventionally, the income tax liabilities (current and deferred) on the profit for the interim period of the individual consolidated companies are recorded net of advances and tax receivables (excluding receivables for which refunds have been requested) as well as deferred tax assets, under “Deferred tax liabilities”; if the balance between deferred tax assets and deferred tax liabilities is an asset it is conventionally recognized in “Deferred tax assets”.

USE OF ESTIMATES

The preparation of the condensed consolidated financial statements at March 31, 2017 and related disclosure in conformity with IFRS requires management to make estimates and assumptions based also on subjective judgments, past experience and scenarios considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the amount of revenues and costs during the period. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

With regard to the most important accounting estimates, please refer to those illustrated in the annual consolidated financial statements at December 31, 2016.

NEW STANDARDS AND INTERPRETATIONS ENDORSED BY THE EU AND IN FORCE FROM JANUARY 1, 2017

There were no new Standards and Interpretations that had been endorsed by the EU and were in force from January 1, 2017.

NEW STANDARDS AND INTERPRETATIONS ISSUED BY IASB BUT NOT YET APPLICABLE

At the date of preparation of these condensed consolidated financial statements, the following new standards and interpretations, which have not yet entered into force, had been issued by the IASB.

Mandatory application starting from
New Standards and Interpretations endorsed by the EU
IFRS 15 (Revenues from contracts with customers)	1/1/2018
IFRS 9 (Financial Instruments)	1/1/2018

New Standards and Interpretations not yet endorsed by the EU
IFRS 16 (Leases)	1/1/2019

Amendments to IFRS 10 (Consolidated Financial Statements) and to IAS 28 (Investments in Associates and Joint Ventures): Sale or contribution of assets between an investor and its associate/joint venture

Application deferred indefinitely
Amendments to IAS 12 (Income taxes) – Recognition of Deferred Tax Assets for Unrealized Losses	1/1/2017
Amendments to IAS 7 (Cash flow statement - Disclosure initiative)	1/1/2017
Clarifications to IFRS 15 (Revenue from contracts with customers)	1/1/2018
Amendments to IFRS 2 (Classification and measurement of share-based payments)	1/1/2018
Improvements to the IFRS (2014-2016 cycle) – Amendments to IFRS 12 and IAS 28	1/1/2017 for IFRS 12 1/1/2018 for IAS 28
IFRIC 22 (Foreign currency transactions and advance consideration)	1/1/2018
Amendments to IAS 40 (Investment property)	1/1/2018

The potential impacts on the consolidated financial statements from application of these standards and interpretations are currently being assessed. With regard to the adoption of IFRS 15, IFRS 16 and IFRS 9, specific projects have been initiated at Group level and therefore a reliable estimate of their quantitative effects will only be possible when each project has been completed.

For further details on each project please see the Note “Accounting policies” of the annual consolidated financial statements at December 31, 2016.

NOTE 3

SCOPE OF CONSOLIDATION

There were no changes in the scope of consolidation in the first quarter of 2017 with respect to December 31, 2016.

The breakdown by number of subsidiaries and associates of the TIM Group is as follows:

	3/31/2017
Companies:	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line	25	48	73
joint ventures accounted for using the equity method	1	—	1
associates accounted for using the equity method	19	—	19

Total companies	45	48	93

	12/31/2016
Companies:	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line	25	48	73
joint ventures accounted for using the equity method	1	—	1
associates accounted for using the equity method	19	—	19

Total companies	45	48	93

	3/31/2016
Companies:	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line	28	50	78
joint ventures accounted for using the equity method	1	—	1
associates accounted for using the equity method	18	—	18

Total companies	47	50	97

NOTE 4

GOODWILL

The breakdown and the changes in Goodwill during the first three months of 2017 were as follows:

(millions of euros)	12/31/2016	Reclassifications	Increase	Decrease	Impairments	Exchange differences	3/31/2017
Domestic	28,489						28,489
Core Domestic	28,077						28,077
International Wholesale	412						412
Brazil	1,123					16	1,139
Other Operations	—						—

Total	29,612	—	—	—	—	16	29,628

In accordance with IAS 36, goodwill is not subject to amortization, but is tested for impairment annually or more frequently, whenever specific events or circumstances occur that may indicate an impairment.

At March 31, 2017, no external or internal events were identified giving reason to believe a new impairment test was required and amounts of goodwill allocated to the individual Cash Generating Units in the consolidated financial statements at December 31, 2016 were therefore confirmed.

NOTE 5

INTANGIBLE ASSETS WITH A FINITE USEFUL LIFE

Intangible assets with a finite useful life increased by 22 million euros compared to December 31, 2016. Details of the breakdown and movements are as follows:

(millions of euros)	12/31/2016	Additions	Depreciation and amortization	Impairment (losses) / reversals	Disposals	Exchange differences	Capitalized borrowing costs	Other changes	3/31/2017
Industrial patents and intellectual property rights	2,458	101	(326)			15		143	2,391
Concessions, licenses, trademarks and similar rights	2,854	4	(100)			3			2,761
Other intangible assets	109	35	(31)			1		—	114
Work in progress and advance payments	1,530	187				14	24	(48)	1,707

Total	6,951	327	(457)	—	—	33	24	95	6,973

Additions in the first three months of 2017 include 67 million euros of internally generated assets (73 million euros in the first three months of 2016).

Industrial patents and intellectual property rights at March 31, 2017 essentially consisted of software applications purchased outright and user license rights of unlimited duration, relating to TIM S.p.A. (1,198 million euros) and the Brazil Business Unit (1,168 million euros).

Concessions, licenses, trademarks and similar rights at March 31, 2017 mainly related to:

(1)	the remaining cost of telephone licenses and similar rights (1,890 million euros for TIM S.p.A., 309 million euros for the Brazil Business Unit);

(2)	Indefeasible Rights of Use - IRU (299 million euros) mainly relating to companies of the Telecom Italia Sparkle group (International Wholesale);

(3)	TV frequencies of the company Persidera in the Core Domestic segment (117 million euros).

Other intangible assets with a finite useful life at March 31, 2017 essentially consisted of 99 million euros of capitalized subscriber acquisition costs (SACs) (65 million euros for the Parent and 34 million euros for the Brazil Business Unit), mainly related to commissions for the sales network, for a number of commercial deals that lock in customers for a set period.

Work in progress and advance payments includes the user rights for the 700 MHz frequencies, acquired in 2014 by the Tim Brasil group for a total of 2.9 billion reais. Since the assets require a period of more than 12 months to be ready for use, also in the first quarter of 2017, borrowing costs of 24 million euros were capitalized, as they were directly attributable to the acquisition. The yearly rate used for the capitalization of borrowing costs in reais is 12.03%. Capitalized borrowing costs in reais have been recorded as a direct reduction of the income statement item “Finance expenses - Interest expenses to banks”.

NOTE 6

TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)

PROPERTY, PLANT AND EQUIPMENT OWNED

Property, plant and equipment owned decreased by 222 million euros compared to December 31, 2016. The breakdown and movements are as follows:

(millions of euros)	12/31/2016	Additions	Depreciation and amortization	Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	3/31/2017
Land	203						2	205
Buildings (civil and industrial)	509	1	(12)				2	500
Plant and equipment	11,709	288	(573)		(1)	32	205	11,660
Manufacturing and distribution equipment	38	1	(4)				1	36
Other	391	7	(42)		(1)	2	30	387
Construction in progress and advance payments	1,097	187			(1)	7	(353)	937

Total	13,947	484	(631)	—	(3)	41	(113)	13,725

Additions in the first three months of 2017 include 92 million euros of internally generated assets (85 million euros in the first three months of 2016).

Land comprises both built-up land and available land and is not subject to depreciation. The figure at March 31, 2017 mainly related to TIM S.p.A. (119 million euros) and TIM Real Estate S.r.l. (55 million euros).

Buildings (civil and industrial) almost exclusively includes buildings for industrial use hosting telephone exchanges or for office use, and light constructions. The figure at March 31, 2017 mainly related to TIM S.p.A. (233 million euros) and TIM Real Estate S.r.l. (215 million euros).

Plant and equipment includes the aggregate of all the structures used for the functioning of voice and data telephone services. The figure at March 31, 2017 was mainly attributable to TIM S.p.A. (8,699 million euros) and to companies of the Brazil Business Unit (2,380 million euros).

Manufacturing and distribution equipment consists of instruments and equipment used for the operations and maintenance of plants and equipment; the amount was essentially in line with the end of the prior year and primarily related to TIM S.p.A..

The item Other mainly consists of hardware for the functioning of the Data Center and for work stations, furniture and fixtures and, to a minimal extent, transport vehicles and office machines.

Construction in progress and advance payments refer to the internal and external costs incurred for the acquisition and internal production of tangible assets, which are not yet in use.

ASSETS HELD UNDER FINANCE LEASES

Assets held under finance leases decreased by 1 million euros compared to December 31, 2016. The breakdown and movements are as follows:

(millions of euros)	12/31/2016	Additions	Change in financial leasing contracts	Depreciation and amortization	Exchange differences	Other changes	3/31/2017
Land under lease	16						16
Buildings (civil and industrial)	1,835	3	2	(29)		4	1,815
Plant and equipment	365	16	2	(5)	5	5	388
Other	125		11	(7)			129
Construction in progress and advance payments	72	1				(9)	64

Total	2,413	20	15	(41)	5	—	2,412

The additions consisted of the acquisition of IRU transmission capacity, due to the full financial settlement at the beginning of the contract, and improvements and incremental expenses incurred for movable and immovable third-party assets used on the basis of finance lease agreements.

The item Buildings (civil and industrial) includes buildings under long rent contracts and related building adaptations, almost exclusively attributable to TIM S.p.A..

The item Plant and equipment mainly includes the recognition of the value of the telecommunications towers sold by the Tim Brasil group to American Tower do Brasil and subsequently repurchased in the form of finance lease. It also includes capital expenditure for the acquisition of IRU transmission capacity, purchased by the Parent and amounting to 16 million euros.

The item Other mainly comprises the finance leases on autovehicles.

NOTE 7

EQUITY

Equity consisted of:

(millions of euros)	3/31/2017	12/31/2016
Equity attributable to owners of the Parent	21,555	21,207
Non-controlling interests	2,395	2,346

Total	23,950	23,553

The breakdown of Equity attributable to Owners of the Parent is provided below:

(millions of euros)		3/31/2017		12/31/2016
Share capital		11,587		11,587
Additional paid-in capital		2,094		2,094
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period		7,874		7,526
Reserve for available-for-sale financial assets	35		39
Reserve for cash flow hedges	(459)		(551)
Reserve for exchange differences on translating foreign operations	(317)		(366)
Reserve for remeasurements of employee defined benefit plans (IAS 19)	(113)		(113)
Share of other profits (losses) of associates and joint ventures accounted for using the equity method	—		—
Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the period	8,728		8,517

Total		21,555		21,207

POTENTIAL FUTURE CHANGES IN SHARE CAPITAL

The table below shows future potential changes in share capital, based on: the issuance of the convertible bond by TIM S.p.A. in March 2015; the authorizations to increase the share capital in place at March 31, 2017; and the options and rights granted under equity compensation plans, still outstanding at that date:

	Number of maximum shares issuable	Share capital (thousands of euros)	Additional Paid-in capital (thousands of euros)	Subscription price per share (euros)
Capital increases already approved (ordinary shares)
2015 Convertible Bond (ordinary shares) (*)	1,082,485,386	2,000,000	n.a.	n.a.
2014-2016 Stock Option Plan	133,042 491,583 893,617 13,762,204	73 270 492 7,569	80 226 393 5,367	1.15 1.01 0.99 0.94

Total		2,008,404

(*)	The number of shares potentially issuable shown may be subject to adjustments.

Further details are provided in the Note “Financial liabilities (non-current and current)”.

NOTE 8

FINANCIAL LIABILITIES (NON-CURRENT AND CURRENT)

Non-current and current financial liabilities (gross financial debt) were broken down as follows:

(millions of euros)			3/31/2017	12/31/2016
Financial payables (medium/long-term):
Bonds			19,407	18,537
Convertible bonds			1,839	1,832
Amounts due to banks			5,331	5,461
Other financial payables			210	306
			26,787	26,136
Finance lease liabilities (medium/long-term)			2,430	2,444
Other financial liabilities (medium/long-term):
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature			1,794	1,876
Non-hedging derivatives			14	13
Other liabilities			—	—
			1,808	1,889

Total non-current financial liabilities	(a	)	31,025	30,469

Financial payables (short-term):
Bonds			1,893	2,589
Convertible bonds			—	6
Amounts due to banks			1,190	1,072
Other financial payables			198	117
			3,281	3,784
Finance lease liabilities (short-term)			198	192
Other financial liabilities (short-term):
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature			99	69
Non-hedging derivatives			9	11
Other liabilities			—	—
			108	80

Total current financial liabilities	(b	)	3,587	4,056

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	(c	)	—	—

Total Financial liabilities (Gross financial debt)	(a+b+c	)	34,612	34,525

Gross financial debt according to the original currency of the transaction is as follows:

	3/31/2017		12/31/2016
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)
USD	7,447	6,965	7,504	7,119
GBP	2,050	2,396	2,017	2,356
BRL	7,591	2,241	7,128	2,075
JPY	20,077	168	20,032	162
EURO		22,842		22,813

Total		34,612		34,525

The breakdown of gross financial debt by effective interest rate bracket, excluding the effect of any hedging instruments, is provided below:

(millions of euros)	3/31/2017	12/31/2016
Up to 2.5%	4,872	5,041
From 2.5% to 5%	10,446	9,368
From 5% to 7.5%	11,986	12,629
From 7.5% to 10%	3,958	3,918
Over 10%	688	673
Accruals/deferrals, MTM and derivatives	2,662	2,896

Total	34,612	34,525

Following the use of derivative hedging instruments, on the other hand, the gross financial debt by nominal interest rate bracket is:

(millions of euros)	3/31/2017	12/31/2016
Up to 2.5%	10,726	9,410
From 2.5% to 5%	7,332	7,775
From 5% to 7.5%	9,971	10,586
From 7.5% to 10%	1,423	1,430
Over 10%	2,498	2,428
Accruals/deferrals, MTM and derivatives	2,662	2,896

Total	34,612	34,525

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Details of the maturities of financial liabilities – at nominal repayment amount:

	maturing by 03/31 of the year:
(millions of euros)	2018	2019	2020	2021	2022	After 2022	Total
Convertible bonds	1,505	2,640	2,423	1,111	3,084	12,018	22,781
Loans and other financial liabilities	809	1,267	1,889	677	686	275	5,603
Finance lease liabilities	145	116	108	109	101	1,986	2,565

Total	2,459	4,023	4,420	1,897	3,871	14,279	30,949

Current financial liabilities	545	—	—	—	—	—	545

Total	3,004	4,023	4,420	1,897	3,871	14,279	31,494

The main components of financial liabilities are commented below.

Bonds are broken down as follows:

(millions of euros)	3/31/2017	12/31/2016
Non-current portion	19,407	18,537
Current portion	1,893	2,589

Total carrying amount	21,300	21,126

Fair value adjustment and measurements at amortized cost	(519)	(709)

Total nominal repayment amount	20,781	20,417

The convertible bonds consist of the unsecured equity-linked bond for 2,000 million euros, with a coupon of 1.125%, issued by TIM S.p.A., convertible into newly-issued ordinary shares, maturing in 2022.

•	This item was broken down as follows:

(millions of euros)	3/31/2017	12/31/2016
Non-current portion	1,839	1,832
Current portion	—	6

Total carrying amount	1,839	1,838

Fair value adjustment and measurements at amortized cost	161	162

Total nominal repayment amount	2,000	2,000

The nominal repayment amount of the bonds and convertible bonds totaled 22,781 million euros and was up 364 million euros compared to December 31, 2016 (22,417 million euros), as a result of the new issues and repayments in the first quarter of 2017.

The following table lists the bonds issued by companies of the TIM Group, by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 3/31/17 (%)	Market value at 3/31/17 (millions of euros)
Bonds issued by TIM S.p.A.
Euro	628.2	628.2	4.500%	9/20/12	9/20/17	99.693	102.049	641
GBP	750	876.7	7.375%	5/26/09	12/15/17	99.608	104.194	913
Euro	592.9	592.9	4.750%	5/25/11	5/25/18	99.889	105.180	624
Euro	581.9	581.9	6.125%	6/15/12	12/14/18	99.737	110.090	641
Euro	832.4	832.4	5.375%	1/29/04	1/29/19	99.070	109.417	911
GBP	850	993.5	6.375%	6/24/04	6/24/19	98.850	109.314	1,086
Euro	719.5	719.5	4.000%	12/21/12	1/21/20	99.184	109.260	786
Euro	547.5	547.5	4.875%	9/25/13	9/25/20	98.966	113.618	622
Euro	563.6	563.6	4.500%	1/23/14	1/25/21	99.447	113.202	638
Euro	(b) 199.8	199.8	6 month Euribor (base 365)	1/1/02	1/1/22	100	100	200
Euro	883.9	883.9	5.250%	2/10/10	2/10/22	99.295	117.496	1,039
Euro	(c)2,000	2,000	1.125%	3/26/15	3/26/22	100	98.117	1,962
Euro	1,000	1,000	3.250%	1/16/15	1/16/23	99.446	106.281	1,063
GBP	375	438.3	5.875%	5/19/06	5/19/23	99.622	112.630	494
Euro	1,000	1,000	2.500%	1/19/17	7/19/23	99.288	101.251	1,013
Euro	750	750	3.625%	1/20/16	1/19/24	99.632	106.245	797
USD	1,500	1,403.0	5.303%	5/30/14	5/30/24	100	101.402	1,423
Euro	1,000	1,000	3.000%	9/30/16	9/30/25	99.806	101.001	1,010
Euro	1,000	1,000	3.625%	5/25/16	5/25/26	100	104.326	1,043
Euro	670	670	5.250%	3/17/05	3/17/55	99.667	100.840	676

Subtotal		16,681						17,582

Bonds issued by Telecom Italia Finance S.A. and guaranteed by TIM S.p.A.
Euro	1,015	1,015	7.750%	1/24/03	1/24/33	(a) 109.646	131.990	1,340

Subtotal		1,015						1,340

Bonds issued by Telecom Italia Capital S.A. and guaranteed by TIM S.p.A.
USD	(d) 676.6	632.9	6.999%	6/4/08	6/4/18	100	105.281	666
USD	(d) 759.7	710.5	7.175%	6/18/09	6/18/19	100	109.060	775
USD	1,000	935.4	6.375%	10/29/03	11/15/33	99.558	101.248	947
USD	1,000	935.4	6.000%	10/6/04	9/30/34	99.081	98.974	926
USD	1,000	935.4	7.200%	7/18/06	7/18/36	99.440	106.550	997
USD	1,000	935.4	7.721%	6/4/08	6/4/38	100	111.479	1,043

Subtotal		5,085						5,354

Total		22,781						24,276

(a)	Weighted average issue price for bonds issued with more than one tranche.
(b)	Reserved for employees.
(c)	Bond convertible into newly-issued TIM S.p.A. ordinary treasury shares.
(d)	Net of the securities bought back by TIM S.p.A. on July 20, 2015.

The regulations and the Offering Circulars relating to the bonds of the TIM Group are available on the corporate website www.telecomitalia.com.

The following table lists the changes in bonds during the first quarter of 2017:

New issues

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. 1,000 million euros 2.500% maturing 7/19/2023	Euro	1,000	1/19/2017

Repayments

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia S.p.A. 545 million euros 7.000% (1)	Euro	545	1/20/2017

(1)	Net of buybacks by the Company of 455 million euros during 2015.

Medium/long-term amounts due to banks of 5,331 million euros (5,461 million euros at December 31, 2016) decreased by 130 million euros. Short-term amounts due to banks totaled 1,190 million euros (1,072 million euros at December 31, 2016) and included 721 million euros of the current portion of medium/long-term amounts due to banks.

Medium/long-term other financial payables, amounting to 210 million euros (306 million euros at December 31, 2016), decreased by 96 million euros and included 163 million euros of the Telecom Italia Finance S.A. loan for 20,000 Japanese yen maturing in 2029. Short-term other financial payables amounting to 198 million euros (117 million euros at December 31, 2016) increased by 81 million euros and included 117 million euros of the current portion of medium/long-term other financial payables, of which 101 million euros relating to the TIM S.p.A. loan from Cassa Depositi e Prestiti originally maturing in April 2019, but repaid in advance on April 10, 2017.

Medium/long-term finance lease liabilities totaled 2,430 million euros (2,444 million euros at December 31, 2016) and mainly related to property leases accounted for using the financial method established by IAS 17. Short-term finance lease liabilities amounted to 198 million euros (192 million euros at December 31, 2016).

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amounted to 1,794 million euros (1,876 million euros at December 31, 2016). Hedging derivatives relating to items classified as current liabilities of a financial nature totaled 99 million euros (69 million euros at December 31, 2016).

Non-hedging derivatives classified as non-current financial liabilities totaled 14 million euros (13 million euros at December 31, 2016). Non-hedging derivatives classified as current financial liabilities totaled 9 million euros (11 million euros at December 31, 2016). These also include the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS.

“COVENANTS” AND “NEGATIVE PLEDGES” EXISTING AT MARCH 31, 2017

The bonds issued by the TIM Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the TIM Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by TIM S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets. Consequently, for example, there are commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With regard to the loans taken out by TIM S.p.A. with the European Investment Bank (“EIB”), at March 31, 2017, the nominal amount of outstanding loans amounted to 1,950 million euros, of which 800 million euros at direct risk and 1,150 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 800 million euros need to apply the following covenants:

•	in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

•	with the 500 million euros loan, signed on December 14, 2015, TIM undertook to ensure that, for the entire duration of the loan, the total financial debt of the Group companies other than TIM S.p.A. – except for the cases when that debt is fully and irrevocably secured by TIM S.p.A. – is lower than 35% (thirty-five percent) of the Group’s total financial debt.

•	EIB loans secured by banks or entities approved by the EIB for a total nominal amount of 1,150 million euros, and direct risk loans, respectively for 300 million euros, signed on July 30, 2014 and 500 million euros, signed on December 14, 2015, must apply the following covenants:

•

“Inclusion clause”, covering a total of 1,650 million euros of loans, under which, in the event TIM commits to uphold financial covenants in other loan contracts (and even more restrictive clauses for 2014 and 2015 direct risk loans, including, for instance, cross default clauses and commitments restricting the sale of goods) that are not present in or are stricter than those granted to the EIB, the EIB will have the right – if, in its reasonable opinion, it considers that such changes may have a negative impact on TIM’s financial capacity – to request the provision of guarantees or the modification of the loan contract in order to establish an equivalent provision in favor of the EIB;

•	“Network Event”, covering a total of 1,350 million euros of loans, under which, in the event of the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) to third parties or in the event of disposal of the controlling interest in the company in which the network or a substantial part of it has previously been transferred, TIM must immediately inform the EIB, which shall have the option of requiring the establishment of guarantees or amendment of the loan contract or an alternative solution.

The loan agreements of TIM S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan agreements contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In the Loan Agreements and the Bonds, TIM is required to provide notification of change of control. Identification of the occurrence of a change of control and the applicable consequences – including the establishment of guarantees or the early repayment of the amount paid and the cancellation of the commitment in the absence of agreements to the contrary – are specifically covered in the individual agreements.

In addition, the outstanding loans generally contain a commitment by TIM, whose breach is an Event of Default, not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such Event of Default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the annulment of the undrawn commitment amounts.

In the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

Lastly, at March 31, 2017, no covenant, negative pledge clause, or other clause relating to the aforementioned debt position had in any way been breached or infringed.

REVOLVING CREDIT FACILITY

The following table shows the composition and the draw down of the committed credit lines available at March 31, 2017:

(billions of euros)	3/31/2017		12/31/2016
	Agreed	Agreed	Agreed	Drawn down
Revolving Credit Facility – expiring May 2019	4.0	—	4.0	—
Revolving Credit Facility – expiring March 2020	3.0	—	3.0	—

Total	7.0	—	7.0	—

TIM has two syndicated Revolving Credit Facilities for amounts of 4 billion euros and 3 billion euros expiring May 24, 2019 and March 25, 2020 respectively, both not yet drawn down.

TIM also has:

•	a bilateral Term Loan from Banca Regionale Europea expiring July 2019 for 200 million euros, drawn down for the full amount;

•	a bilateral Term Loan from Cassa Depositi e Prestiti expiring April 2019, for 100 million euros, drawn down for the full amount;

•	two bilateral Term Loans from Mediobanca respectively for 200 million euros expiring in November 2019 and 150 million euros expiring in July 2020, drawn down for the full amount;

•	a bilateral Term Loan from ICBC expiring July 2020 for 120 million euros, drawn down for the full amount;

•	a bilateral Term Loan from Intesa Sanpaolo expiring August 2021 for 200 million euros, drawn down for the full amount;

•	a Hot Money loan with Banca Popolare dell’Emilia Romagna expiring July 2017 for 200 million euros, drawn down for the full amount.

On March 6, 2017, TIM S.p.A. signed a supplementary agreement with Mediobanca under which it will make an early repayment on July 3, 2017 of 75 million euros for the bilateral term loan of 150 million euros maturing in July 2020, a loan that has been fully drawn down.

On April 10, 2017, TIM S.p.A. early repaid the bilateral term loan with Cassa Depositi e Prestiti for the amount of 100 million euros maturing in April 2019; this loan had been fully drawn down.

TIM’S RATING AT MARCH 31, 2017

At March 31, 2017, the three rating agencies – Standard & Poor’s, Moody’s and Fitch Ratings – rated TIM as follows:

	Rating	Outlook
STANDARD & POOR’S	BB+	Stable
MOODY’S	Ba1	Negative
FITCH RATINGS	BBB-	Stable

NOTE 9

NET FINANCIAL DEBT

The following table shows the net financial debt at March 31, 2017 and December 31, 2016, calculated in accordance with the criteria indicated in the “Recommendations for the Consistent Implementation of the European Commission Regulation on Prospectuses”, issued on February 10, 2005 by the European Securities & Markets Authority (ESMA), and adopted by Consob.

For the purpose of determining such figure, the amount of financial liabilities has been adjusted by the effect of the relative hedging derivatives recorded in assets and the receivables arising from financial subleasing.

This table also shows the reconciliation of the net financial debt determined according to the criteria indicated by the ESMA and net financial debt calculated according to the criteria of the TIM Group.

(millions of euros)			3/31/2017	12/31/2016
Non-current financial liabilities			31,025	30,469
Current financial liabilities			3,587	4,056
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale			—	—

Total Gross financial debt	(a	)	34,612	34,525

Non-current financial assets (°)
Non-current financial receivables for lease contract			(98)	(101)
Non-current hedging derivatives			(2,416)	(2,497)
	(b	)	(2,514)	(2,598)
Current financial assets
Securities other than investments			(1,069)	(1,519)
Financial receivables and other current financial assets			(563)	(389)
Cash and cash equivalents			(4,461)	(3,964)
Financial assets relating to Discontinued operations/Non-current assets held for sale			—	—
	(c	)	(6,093)	(5,872)
Net financial debt as per Consob communication DEM/6064293/2006 (ESMA)	(d=a+b+c	)	26,005	26,055
Non-current financial assets (°)
Securities other than investments			—	(1)
Other financial receivables and other non-current financial assets			(82)	(99)
	(e	)	(82)	(100)
Net financial debt (*)	(f=d+e	)	25,923	25,955
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(g	)	(688)	(836)
Adjusted net financial debt	(f+g	)	25,235	25,119

(°)	At March 31, 2017 and at December 31, 2016, “Non-current financial assets” (b+e) amounted to 2,596 million euros and 2,698 million euros, respectively.
(*)	For details of the effects of related party transactions on net financial debt, see the specific table in the Note “Related party transactions”.

NOTE 10

SUPPLEMENTARY DISCLOSURES ON FINANCIAL INSTRUMENTS

MEASUREMENT AT FAIR VALUE

The fair value measurement of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. In particular, the fair value hierarchy introduces three levels of input:

(2) Level 1: quoted prices in active market;

(3) Level 2: prices calculated using observable market inputs;

(4) Level 3: prices calculated using inputs that are not based on observable market data.

The tables below provide additional information on the financial instruments, including the table relating to the hierarchy level for each class of financial asset/liability measured at fair value at March 31, 2017.

Key for IAS 39 categories

Acronym
Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Available-for-Sale financial assets	AfS
Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT
Financial Liabilities at Amortized Cost	FLAC
Hedging Derivatives	HD
Not applicable	n.a.

Hierarchy levels for each class of financial asset/liability measured at fair value at 3/31/2017

						Hierarchy Levels
(millions of euros)			IAS 39 Categories	Note	Carrying amount in financial statements at 3/31/2017	Level 1 (*)	Level 2 (*)	Level 3 (*)
ASSETS
Non-current assets
Other investments			AfS		48	3	18
Securities, financial receivables and other non-current financial assets
of which securities			AfS		—
of which hedging derivatives			HD		2,416		2,416
of which non-hedging derivatives			FAHfT		35		35
	(a	)			2,499	3	2,469	—
Current assets
Securities
of which available-for-sale financial assets			AfS		1,068	1,068
of which held-for-trading financial assets			FAHfT		1	1
Financial receivables and other current financial assets
of which hedging derivatives			HD		262		262
of which non-hedging derivatives			FAHfT		27		27
	(b	)			1,358	1,069	289	—

Total	(a+b	)			3,857	1,072	2,758	—

LIABILITIES
Non-current liabilities
of which hedging derivatives			HD	9)	1,794		1,794
of which non-hedging derivatives			FLHfT	9)	14		14
	(c	)			1,808	—	1,808	—
Current liabilities
of which hedging derivatives			HD	9)	99		99
of which non-hedging derivatives			FLHfT	9)	9		9
	(d	)			108		108	—

Total	(c+d	)			1,916	—	1,916	—

(*)	Level 1: quoted prices in active markets.
Level 2: prices calculated using observable market inputs.
Level 3: prices calculated using inputs that are not based on observable market data.

NOTE 11

CONTINGENT LIABILITIES, OTHER INFORMATION

A description is provided below of the most significant judicial, arbitration and tax disputes in which TIM Group companies are involved as of 31 March 2017, as well as those that came to an end during the period.

The TIM Group has posted liabilities totalling 478 million euros for those disputes described below where the risk of losing the case has been considered probable.

A) SIGNIFICANT DISPUTES AND PENDING LEGAL ACTIONS

For the following disputes and pending legal actions no significant facts have emerged with respect to what was published in the 2016 Annual Report:

(4) international tax and regulatory disputes;

(5) administrative offence charge pursuant to Legislative Decree 231/2011 for the so-called TIM Security Affair;

(6) irregularities concerning transactions for the leasing/rental of assets.

Telecom Italia Sparkle – Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Public Prosecutor’s Office of Rome

The Rome Public Prosecutor’s Office has challenged the judgement of the Court of Rome of October 2013 with which the three former managers of Telecom Italia Sparkle were fully acquitted of the charges of transnational conspiracy for the purpose of tax evasion and false declarations through the use of invoices or other documents for non-existent transactions (“carousel fraud”), also in relation to the position of the Telecom Italia Sparkle employees; currently, judgement is pending in the Court of Appeal in Rome. Telecom Italia Sparkle is still being investigated for the administrative offence pursuant to Legislative Decree 231/2001, with the predicate offence of conspiracy and translational money laundering.

Following the outcome of the immediate trial, the Company fully released the provisions for risk in the profit and loss account during 2014 and obtained from the Judicial Authority the release and return of all the sums issued to guarantee any obligations deriving from the application of Legislative Decree 231/2001; the sum of 1,549,000 euros, which corresponds to the maximum fine applicable for the administrative offence, still remains under seizure.

As for risks of a fiscal nature, it should be noted that in February 2014 the Revenues Agency (Lazio Regional Office) served three formal notifications of fines for the years 2005, 2006 and 2007, based on the assumption that the telephone traffic in the “carousel fraud” did not exist. The amount of the fines – 25% of the “crime related costs” unduly deducted – total 280 million euros. In this respect the Company has filed an appeal to the Provincial Tax Commission in April 2014. The Commission rejected the appeal with a decision filed in May 2016.

The Company lodged an appeal with the Regional Tax Commission in October 2016, opposing the judgement in the first instance, requesting a suspension of the enforcement of this first instance judgement subject to presentation of an appropriate guarantee. In December 2016, the Regional Tax Commission granted this suspension, fixing the date for a hearing on the merits in April 2017.

On 5 April 2017 the appeal was discussed before the Regional Tax Commission of Lazio. On 26 April 2017 the second tier ruling was filed (2310/2017 - sec. 11) which rejected the Company’s appeal.

Even on the basis of the assessments made by the professionals assisting the Company in the matter, it is estimated that the risk to be requalified as probable will amount to 93 million euros, namely the remaining 1/3 not yet registered, subject to provision in this Interim Report on Operations at 31 March 2017.

— ● —

It should be noted that for some disputes described below, on the basis of the information available at the closing date of the present document and with particular reference to the complexity of the proceedings, to their progress, and to elements of uncertainty of a technical-trial nature, it was not possible to make a reliable estimate of the size and/or times of possible payments, if any. Moreover, in the case in which the disclosure of information relative to the dispute could seriously jeopardise the position of TIM or its subsidiaries, only the general nature of the dispute is described.

Of the disputes with the aforementioned characteristics, no significant facts have emerged for those listed below with respect to what was published in the 2016 Annual Report:

(10)	Italian Competition Authority Case I-761;

(11)	WIND (I-761);

(12)	VODAFONE (A428);

(13)	VODAFONE;

(14)	Investigation by the Monza Public Prosecutor’s Office;

(15)	COLT TECHNOLOGY SERVICES;

(16)	KPNQ West Italia S.p.A.;

(17)	TELEUNIT;

(18)	EUTELIA and VOICEPLUS;

(19)	SKY;

(20)	Vodafone Dispute - Universal Service;

(21)	Olivetti – Asbestos exposure;

(22)	POSTE;

(23)	Elinet S.p.A. Bankruptcy;

(24)	Dispute relative to “Adjustments on license fees” for the years 1994-1998;

(25)	Formal Notice of Assessments against TIM S.p.A.;

(26)	Brazil - Docas/JVCO Arbitration;

(27)	Brazil – CAM JVCO Arbitration.

Antitrust Case A428

At the conclusion of case A428, in May 2013, Italian Competition Authority AGCM imposed two administrative sanctions of 88,182,000 euros and 15,612,000 euros on TIM for abuse of its dominant position. The Company allegedly (i) hindered or delayed activation of access services requested by OLOs through unjustified and spurious refusals; (ii) offered its access services to final customers at economic and technical conditions that allegedly could not be matched by competitors purchasing wholesale access services from TIM itself, only in those geographic areas of the Country where disaggregated access services to the local network are available, and hence where other operators can compete more effectively with the Company.

TIM appealed against the decision before the Regional Administrative Court (TAR) for Lazio, applying for payment of the fine to be suspended. In particular, it alleged: infringement of its rights to defend itself in the proceedings, the circumstance that the organisational choices challenged by AGCM and allegedly at the base of the abuse of the OLO provisioning processes had been the subject of specific rulings made by the industry regulator (AGCom), the circumstance that the comparative examination of the internal/external provisioning processes had in fact shown better results for the OLOs than for the TIM retail department (hence the lack of any form of inequality of treatment and/or opportunistic behaviour by TIM), and (regarding the second abuse) the fact that the conduct was structurally unsuitable to reduce the margins of the OLOs.

In May 2014, the judgement of the Lazio TAR was published, rejecting TIM’s appeal and confirming the fines imposed in the original order challenged. In September 2014 the Company appealed against this decision.

In May 2015, with the judgement no. 2497/15, the Council of State found the decision of the court of first instance did not present the deficiencies alleged by TIM and confirmed the AGCM ruling. The company had already proceeded to pay the fines and the accrued interest.

In a decision notified in July 2015, AGCM started proceedings for non-compliance against TIM, to ascertain if the Company had respected the notice to comply requiring it to refrain from undertaking behaviours analogous to those that were the object of the breach ascertained with the concluding decision in case A428 dated May 2013.

On 13 January 2017 TIM was notified of the conclusive assessment of the Italian Competition Authority (AGCM), acknowledging that TIM has fully complied with the judgement in proceedings A428 and that therefore the conditions do not exist for the imposition of any sanctions for non-compliance.

AGCM recognises, furthermore, that TIM’s behaviour subsequently to the 2013 proceedings has been directed towards continuous improvement of its performance in the supply of wholesale access services concerning not only the services which were the subject of the investigation, but also the new super-fast broadband access services. In assessing compliance, AGCM recognised the positive impact of the implementation, albeit not yet completed, of TIM’s New Equivalence Model (NME). AGCM’s decision forces TIM to: (i) proceed with the implementation of the NME until its completion which is expected to be by 30 April 2017; (ii) to inform the Authority about the performance levels of the systems for providing wholesale access services and about the completion of the corresponding internal reorganisation plan by the end of May 2017.

Vodafone lodged an appeal with the Regional Administrative Court of Lazio against the final decision in the proceedings for non-compliance taken by AGCM. TIM filed an appearance, as it did in the trials brought in the month of March 2017 by the operators CloudItalia, Kpnqwest and Digitel.

VODAFONE (I-761)

With a writ of summons before the Milan Court, Vodafone has sued TIM and some network companies, bringing claims for compensation from the Company for around 193 million euros for damages arising from alleged anti-competitive conduct censured in the known AGCM case I-761 (on corrective maintenance) referring to the period from 2011 to 2017.

Like Wind before it, with which a similar judgement is pending, Vodafone contests the abuse of a dominant market position allegedly carried out by TIM in the wholesale markets giving access to its fixed network (LLU lines; Bitstream; WLR), through an unlawful agreement with the maintenance companies to maintain the monopoly on the offer of corrective maintenance services on its network. In particular this restrictive agreement would have concerned the coordination, by the Company, of the financial conditions contained in the offers formulated by the aforementioned companies with respect to the OLOs, for the maintenance service, at artificially high prices with respect to the cost of the maintenance included in the regulated access subscription charge, in order to make it seem as if the unbundling of the service itself were not convenient. The Company will file an appearance, contesting all of the other party’s requests.

Brazil - Opportunity Arbitration

In May 2012, TIM and Telecom Italia International N.V (now merged in Telecom Italia Finance) were served with a notice of arbitration proceedings brought by the Opportunity group, claiming compensation for damages allegedly suffered for presumed breach of a settlement agreement signed in 2005. Based on the claimant’s allegations, the damages relate to circumstances that emerged in the criminal proceedings pending before the Milan Court regarding, inter alia, unlawful activities undertaken by former employees of TIM.

The investigatory phase having been completed, the hearing for oral discussion took place in November 2014, after which the parties filed their concluding arguments in preparation for the decision on the case.

In September 2015, the Board of Arbitration declared the proceedings closed, as the award was going to be filed.

Subsequently, the Board of Arbitration allowed the parties to exchange short arguments and the ICC Court extended the term for the filing of the award.

In September 2016 the ICC Court notified the parties of its judgement, based on which the Board of Arbitration rejected all the claims made by the Opportunity group and decided that the legal costs, administrative costs and costs for expert witnesses should be split between the parties.

In April 2017 the Opportunity group filed an appeal against the arbitration award before the Court of Appeal of Paris.

B) OTHER INFORMATION

With reference to the cases listed below no significant facts have emerged with respect to that published in the 2016 Annual Report:

•	Dispute concerning the license fees for 1998,

•	Vodafone (previously TELETU),

Mobile telephony - criminal proceedings

In March 2012 TIM was served notice of the conclusion of the preliminary enquiries, which showed that the Company was being investigated by the Public Prosecutor of Milan pursuant to the Legislative Decree n. 231/2001, for the offences of handling stolen goods and counterfeiting committed, according to the alleged allegations, by fourteen employees of the so-called “ethnic channel”, with the participation of a number of dealers, for the purpose of obtaining undeserved commissions from TIM.

The Company, as the injured party damaged by such conduct, had brought two legal actions in 2008 and 2009 and had proceeded to suspend the employees involved in the criminal proceedings (suspension later followed by dismissal). It has also filed an initial statement of defence, together with a technical report by its own expert, requesting that the proceedings against it be suspended, and that charges of aggravated fraud against the Company be brought against the other defendants. In December 2012, the Public Prosecutor’s Office filed a request for 89 defendants and the Company itself to be committed for trial.

During the preliminary hearing, the Company was admitted as civil party to the trial and, in November 2013, the conclusions in the interest of the civil party were filed, reaffirming TIM’s total lack of involvement in the offences claimed.

At the end of the preliminary hearing, which took place in March 2014, the Judge for the Preliminary Hearing committed for trial all the defendants (including TIM) who had not asked for their situation to be settled with alternative procedures, on the grounds that “examination in a trial” was needed. In April 2016, at the end of the first part of the trial, the Public Prosecutor asked for TIM to be sentenced to pay an administrative fine of 900 thousand euros, but decided not to ask for confiscation of any of the presumed profits of the offences (quantified in the committal proceedings as totalling several million euros), based on the assumption that TIM had in any event remedied the presumed organisational inadequacies. While acknowledging the considerable redimensioning of the accusations, the Company has reiterated its total non-involvement in the facts at issue. In November 2016 the Court gave a verdict acquitting the Company on the grounds that there was no case to answer. All the individuals charged were also acquitted on various grounds. The acquittal judgement is not final, as it was challenged in April 2017 by the Public Prosecutor who sought appeal before the Court of Cassation.

NOTE 12

SEGMENT REPORTING

A) SEGMENT REPORTING

Segment reporting is based on the following operating segments:

•	Domestic

•	Brazil

•	Other Operations

Separate Consolidated Income Statements by Operating Segment

(millions of euros)	Domestic		Brazil		Other Operations		Adjustments and eliminations		Consolidated Total
	1st Quarter 2017	1st Quarter 2016	1st Quarter 2017	1st Quarter 2016	1st Quarter 2017	1st Quarter 2016	1st Quarter 2017	1st Quarter 2016	1st Quarter 2017	1st Quarter 2016
Third-party revenues	3,639	3,539	1,180	896	—	5	—	—	4,819	4,440
Intragroup revenues	8	9	1	1	—	1	(9)	(11)	—	—
Revenues by operating segment	3,647	3,548	1,181	897	—	6	(9)	(11)	4,819	4,440
Other income	71	43	6	4	—	1	1	(1)	78	47

Total operating revenues and other income	3,718	3,591	1,187	901	—	7	(8)	(12)	4,897	4,487

Acquisition of goods and services	(1,440)	(1,450)	(627)	(475)	(1)	(4)	7	6	(2,061)	(1,923)
Employee benefits expenses	(669)	(756)	(89)	(88)	(2)	(4)	—	—	(760)	(848)
of which: accruals to employee severance indemnities	—	—	—	—	—	—	—	—	—	—
Other operating expenses	(137)	(138)	(135)	(111)	(1)	(1)	—	3	(273)	(247)
of which: write-downs and expenses in connection with credit management and provision charges	(83)	(74)	(44)	(32)	—	(1)	—	—	(127)	(107)
Change in inventories	20	80	8	9	—	(4)	—	—	28	85
Internally generated assets	129	134	28	22	—	—	2	2	159	158
EBITDA	1,621	1,461	372	258	(4)	(6)	1	(1)	1,990	1,712
Depreciation and amortization	(834)	(797)	(295)	(212)	—	—	—	—	(1,129)	(1,009)
Gains/(losses) on disposals of non-current assets	—	—	4	3	—	1	—	(1)	4	3
Impairment reversals (losses) on non-current assets	—	(2)	—	—	—	—	—	—	—	(2)
EBIT	787	662	81	49	(4)	(5)	1	(2)	865	704
Share of profits (losses) of associates and joint ventures accounted for using the equity method	—	—	—	—	—	—	—	—	—	—
Other income (expenses) from investments									—	—
Finance income									385	1,120
Finance expenses									(769)	(1,146)
Profit (loss) before tax from continuing operations									481	678
Income tax expense									(256)	(221)
Profit (loss) from continuing operations									225	457
Profit (loss) from Discontinued operations/Non-current assets held for sale									—	47
Profit (loss) for the period									225	504
Attributable to:
Owners of the Parent									200	433
Non-controlling interests									25	71

Revenues by operating segment

(millions of euros)	Domestic		Brazil		Other Operations		Adjustments and eliminations		Consolidated Total
	1st Quarter 2017	1st Quarter 2016	1st Quarter 2017	1st Quarter 2016	1st Quarter 2017	1st Quarter 2016	1st Quarter 2017	1st Quarter 2016	1st Quarter 2017	1st Quarter 2016
Revenues from equipment sales - third party	306	195	62	55	—	5	—	—	368	255
Revenues from equipment sales - intragroup	—	—	—	—	—	1	—	(1)	—	—

Total revenues from equipment sales	306	195	62	55	—	6	—	(1)	368	255

Revenues from services - third party	3,334	3,343	1,118	841	—	—	—	—	4,452	4,184
Revenues from services - intragroup	8	9	1	1	—	—	(9)	(10)	—	—

Total revenues from services	3,342	3,352	1,119	842	—	—	(9)	(10)	4,452	4,184

Revenues on construction contracts - third party	(1)	1	—	—	—	—	—	—	(1)	1
Revenues on construction contracts-intragroup	—	—	—	—	—	—	—	—	—	—

Total revenues on construction contracts	(1)	1	—	—	—	—	—	—	(1)	1

Total third-party revenues	3,639	3,539	1,180	896	—	5	—	—	4,819	4,440

Total intragroup revenues	8	9	1	1	—	1	(9)	(11)	—	—

Total revenues by operating segment	3,647	3,548	1,181	897	—	6	(9)	(11)	4,819	4,440

Purchase of intangible and tangible assets by operating segment

(millions of euros)	Domestic		Brazil		Other Operations		Adjustments and eliminations		Consolidated Total
	1st Quarter 2017	1st Quarter 2016	1st Quarter 2017	1st Quarter 2016	1st Quarter 2017	1st Quarter 2016	1st Quarter 2017	1st Quarter 2016	1st Quarter 2017	1st Quarter 2016
Purchase of intangible assets	190	222	137	120	—	—	—	—	327	342
Purchase of tangible assets	454	602	65	46	—	—	—	—	519	648

Total purchase of intangible and tangible assets	644	824	202	166	—	—	—	—	846	990

of which: capital expenditures	631	778	200	166	—	—	—	—	831	944
of which: change in financial leasing contracts	13	46	2	—	—	—	—	—	15	46

Headcount by Operating Segment

(number)	Domestic		Brazil		Other Operations		Consolidated Total
	3/31/2017	12/31/2016	3/31/2017	12/31/2016	3/31/2017	12/31/2016	3/31/2017	12/31/2016
Headcount	51,163	51,280	9,674	9,849	93	100	60,930	61,229

Assets and liabilities by Operating Segment

(millions of euros)	Domestic		Brazil		Other Operations		Adjustments and eliminations		Consolidated Total
	3/31/2017	12/31/2016	3/31/2017	12/31/2016	3/31/2017	12/31/2016	3/31/2017	12/31/2016	3/31/2017	12/31/2016
Non-current operating assets	47,311	47,428	7,761	7,711	4	5	1	1	55,077	55,145
Current operating assets	4,465	4,472	1,435	1,209	16	16	4	(1)	5,920	5,696

Total operating assets	51,776	51,900	9,196	8,920	20	21	5	—	60,997	60,841

Investments accounted for using the equity method	18	18		—	—	—	—	—	18	18
Discontinued operations/Non-current assets held for sale									—	—
Unallocated assets									9,476	9,587

Total Assets									70,491	70,446

Total operating liabilities	8,830	8,968	2,062	2,397	54	57	(9)	(16)	10,937	11,406

Liabilities directly associated with Discontinued operations/Non-current assets held for sale									—	—
Unallocated liabilities									35,604	35,487
Equity									23,950	23,553

Total Equity and Liabilities									70,491	70,446

B) REPORTING BY GEOGRAPHICAL AREA

		Revenues				Non-current operating assets
(millions of euros)		Breakdown by location of operations		Breakdown by location of customers		Breakdown by location of operations
		1st Quarter 2017	1st Quarter 2016	1st Quarter 2017	1st Quarter 2016	3/31/ 2017	12/31/ 2016
Italy	(a)	3,555	3,468	3,350	3,250	46,849	46,948
Outside Italy	(b)	1,264	972	1,469	1,190	8,228	8.197

Total	(a+b)	4,819	4,440	4,819	4,440	55,077	55,145

C) INFORMATION ABOUT MAJOR CUSTOMERS

None of the TIM Group’s customers exceeds 10% of consolidated revenues.

NOTE 13

RELATED PARTY TRANSACTIONS

The following tables show the figures relating to related party transactions and the impact of those amounts on the separate consolidated income statements, consolidated statements of financial position and consolidated statements of cash flows.

The procedure adopted by the Company for the management of related party transactions expressly applies “also to the participants in significant shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance that govern the candidature to the office of Board Director of the Company, when the majority of the Directors appointed are drawn from the resulting list submitted”. Accordingly, since the majority of the members of the Board of Directors of TIM in office (appointed by the Ordinary Shareholders’ Meeting of April 16, 2014 and subsequently supplemented by the Ordinary Shareholders’ Meeting of December 15, 2015) were drawn from the list submitted then by the shareholder Telco, whose shareholders (Generali group, Mediobanca S.P.A., Intesa Sanpaolo S.p.A. and Telefonica S.A.) were bound at the time by a significant shareholder agreement pursuant to Article 122 of Italian Legislative Decree 58/1998, the participants in that shareholder agreement and the companies controlled by them continue to be considered as related parties of TIM (even though that shareholder agreement has been terminated in the meantime).

Related party transactions, when not dictated by specific laws, were conducted at arm’s length. The transactions were subject to the above-mentioned internal procedure (available for consultation on the Company’s website at the following address: www.telecomitalia.com, section Group – channel governance system) which establishes procedures and time scales for verification and monitoring.

On November 13, 2013, the TIM Group accepted the offer for the purchase of the entire controlling interest held in the Sofora – Telecom Argentina group; as a result, from the 2013 consolidated financial statements, the investment has been classified as Discontinued Operations (Discontinued operations/Non-current assets held for sale). The sale was completed on March 8, 2016.

The effects on the individual line items of the separate consolidated income statements for the first three months of 2017 and 2016 are as follows:

SEPARATE CONSOLIDATED INCOME STATEMENTS LINE ITEMS FIRST QUARTER 2017

(millions of euros)	Total	Related Parties
		Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations	% of financial statement item
	(a)							(b)	(b/a)
Revenues	4,819	1	93			94		94	2.0
Other income	78	16	3			19		19	24.4
Acquisition of goods and services	2,061	6	57			63		63	3.1
Employee benefits expenses	760			21		21		21	2.8
Finance income	385		27			27		27	7.0
Finance expenses	769	13	25			38		38	4.9

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

SEPARATE CONSOLIDATED INCOME STATEMENTS LINE ITEMS FIRST QUARTER 2016

(millions of euros)	Total
		Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations	% of financial statement item
	(a)							(b)	(b/a)
Revenues	4,440	1	102			103	(23)	80	1.8
Acquisition of goods and services	1,923	6	60			66	(14)	52	2.7
Employee benefits expenses	848		1	21	9	31		31	3.7
Finance income	1,120		29			29		29	2.6
Finance expenses	1,146		33			33		33	2.9
Profit (loss) from Discontinued operations/Non-current assets held for sale	47	(1)	10			9

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

The effects on the individual line items of the consolidated statements of financial position at March 31, 2017 and at December 31, 2016 are as follows:

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 3/31/2017

(millions of euros)	Total	Related Parties
		Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations	% of financial statement item
	(a)						(b)	(b/a)
Net financial debt
Non-current financial assets	(2,596)		(507)		(507)		(507)	19.5
Securities other than investments (current assets)	(1,069)		(68)		(68)		(68)	6.4
Financial receivables and other current financial assets	(563)		(23)		(23)		(23)	4.1
Cash and cash equivalents	(4,461)		(487)		(487)		(487)	10.9
Current financial assets	(6,093)		(578)		(578)		(578)	9.5
Non-current financial liabilities	31,025		819		819		819	2.6
Current financial liabilities	3,587		206		206		206	5.7

Total net financial debt	25,923		(60)		(60)		(60)	(0.2)

Other statement of financial position line items
Trade and miscellaneous receivables and other current assets	5,621	28	92		120		120	2.1
Miscellaneous payables and other non-current liabilities	1,646		1		1		1	0.1
Trade and miscellaneous payables and other current liabilities	7,215	28	161	26	215		215	3.0

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2016

(millions of euros)	Total	Related Parties
		Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations	% of financial statement item
	(a)						(b)	(b/a)
Net financial debt
Non-current financial assets	(2,698)	(12)	(520)		(532)		(532)	19.7
Securities other than investments (current assets)	(1,519)		(110)		(110)		(110)	7.2
Financial receivables and other current financial assets	(389)		(22)		(22)		(22)	5.7
Cash and cash equivalents	(3,964)		(621)		(621)		(621)	15.7
Current financial assets	(5,872)		(753)		(753)		(753)	12.8
Non-current financial liabilities	30,469		912		912		912	3.0
Current financial liabilities	4,056		133		133		133	3.3

Total net financial debt	25,955	(12)	(228)		(240)		(240)	(0.9)

Other statement of financial position line items
Trade and miscellaneous receivables and other current assets	5,426	9	127		136		136	2.5
Miscellaneous payables and other non-current liabilities	1,646		1		1		1	0.1
Trade and miscellaneous payables and other current liabilities	7,646	37	200	26	263		263	3.4

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

The effects on the individual line items of the consolidated statements of cash flows for the first three months of 2017 and 2016 are shown below:

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS - FIRST QUARTER 2017

(millions of euros)	Total	Related Parties
		Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations	% of financial statement item
	(a)						(b)	(b/a)
Purchase of intangible and tangible assets on an accrual basis	846	34			34		34	4.0

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS - FIRST QUARTER 2016

(millions of euros)	Total	Related Parties
		Associates, subsidiaries of associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Discontinued Operations	% of financial statement item
	(a)						(b)	(b/a)
Purchase of intangible and tangible assets on an accrual basis	990	34			34	(1)	33	3.3
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(45)	(1)			(1)

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

At March 31, 2017, TIM S.p.A. had issued guarantees in favor of the joint venture Alfiere S.p.A. for 1 million euros.

Remuneration to Key Managers

In the first quarter of 2017, the total remuneration recorded on an accrual basis by TIM S.p.A. or by subsidiaries of the Group in respect of key managers amounted to 6.1 million euros (8.8 million euros in the first quarter of 2016), broken down as follows:

	1st Quarter	1st Quarter
(millions of euros)	2017	2016
Short-term remuneration	2.6	2.4
Long-term remuneration	1.3
Employment termination benefit incentives		6.0
Share-based payments (*)	2.2	0.4

	6.1	8.8

(*)	These refer to the fair value of the rights, accrued to March 31, under the share-based incentive plans of TIM S.p.A. and its subsidiaries (2014/2016 Stock Option Plan, Special Awards and Stock Option Plans of the South American subsidiaries).

Short-term remuneration is paid during the period it pertains to, and, at the latest, within the six months following the end of that period.

The amounts shown in the table do not include the effects:

•	the allocation of a total amount of 2.5 million euros – as the 2016/2019 Special Award for the discretionary amount allocated to the managers and/or directors of TIM or its subsidiaries – to which the Key Managers may potentially be beneficiaries in whole or in part;

•	resulting from the reversal of accruals for costs of the 2014/2016 Stock Option Plan of -1.6 million euros.

In the first quarter of 2017, the contributions paid in to defined contribution plans (Assida and Fontedir) by TIM S.p.A. or by subsidiaries of the Group on behalf of key managers amounted to 22,000 euros (29,000 euros in the first quarter of 2016).

In the first quarter of 2017, the “Key Managers”, i.e. those who have the power and responsibility, directly or indirectly, for the planning, management and control of the operations of the TIM Group, including directors, had been identified as follows:

Directors:
Giuseppe Recchi	Executive Chairman of TIM S.p.A.
Flavio Cattaneo	Managing Director and Chief Executive Officer of TIM S.p.A.
General Manager of TIM S.p.A.

Managers:
Stefano De Angelis	Diretor Presidente Tim Participações S.A.
Stefano Azzi	Head of Consumer & Small Enterprise
Stefano Ciurli	Head of Wholesale
Giovanni Ferigo	Head of Technology
Lorenzo Forina	Head of Business & Top Clients
Francesco Micheli (interim)	Head of Human Resources & Organizational Development
Cristoforo Morandini	Head of Regulatory Affairs and Equivalence
Piergiorgio Peluso	Head of Administration, Finance and Control
Piergiorgio Peluso (interim)	Head of Business Support Office

NOTE 14

EVENTS SUBSEQUENT TO MARCH 31, 2017

There were no significant events after March 31, 2017.

DECLARATION BY THE MANAGER RESPONSIBLE FOR PREPARING THE CORPORATE FINANCIAL REPORTS

The manager responsible for preparing the corporate financial reports declares, pursuant to paragraph 2, article 154-bis of the Consolidated Law on Finance, that the accounting disclosures contained in the Interim Management Report at March 31, 2017 of the TIM Group correspond to the Company’s documents, accounting records and entries.

The Manager Responsible for Preparing

the Company’s Financial Reports

Piergiorgio Peluso

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the three months ended March 31, 2017 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2017-2019 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2017

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager